Exhibit 99.1

ANNUAL INFORMATION FORM

MIDAS GOLD CORP.

Suite 890-999 West Hastings Street

Vancouver, British Columbia, V6C 2W2

Telephone: 778-724-4700

E-Mail: info@midasgoldcorp.com

Website: www.midasgoldcorp.com

For the year ended December 31, 2019

Dated March 18, 2020

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	85
TRANSFER AGENTS AND REGISTRARS	86
MATERIAL CONTRACTS	86
INTERESTS OF EXPERTS	86
Names of Experts	86
Interests of Experts	87
ADDITIONAL INFORMATION	87

PRELIMINARY NOTES

In this Annual Information Form (“AIF”), Midas Gold Corp. and its 100% owned subsidiaries are collectively referred to as the Corporation or Midas Gold unless specifically identified otherwise. All information contained herein is as at and for the year ended December 31, 2019, unless otherwise specified.

All dollar amounts in this AIF are expressed in United States dollars unless otherwise indicated.

Cautionary Statement Regarding Forward-Looking Statements

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”).

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects", “budget”, “estimates”, “intends”, “anticipates”, “determine” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information includes, but is not limited to, statements regarding:

•	analyses and other information based on expectations of future performance and planned work programs;
•	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;
•	timing, costs and potential success of future activities on the Corporation's properties, including but not limited to development and operating costs in the event that a production decision is made;
•	potential results of exploration, development and environmental protection and remediation activities;
•	future outlook and goals;
•	permitting time lines and requirements, regulatory and legal changes, requirements for additional capital, requirements for additional water rights and the potential effect of proposed notices of environmental conditions relating to mineral claims; and
•	planned expenditures and budgets and the execution thereof.

Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute forward-looking information to the extent that such statements involve estimates of the mineralization that may be encountered if a property is developed.

Any forward-looking information contained herein is stated as of the date of this document and Midas Gold does not intend, and does not assume any obligation, to update such forward-looking information to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by law or regulation.

With respect to forward-looking information contained herein, the Corporation has applied several material factors or assumptions including, but not limited to, certain assumptions as to production rates, operating cost, recovery and metal costs; that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Corporation's expectations; that the current exploration, development, environmental other objectives concerning the Corporation's Stibnite Gold Project (the “Project” or “Stibnite Gold Project”) can be achieved and that the Corporation's other corporate activities will proceed as expected; that the formal review process under the National Environmental Policy Act (“NEPA”) (including a joint review process involving the United States Forest Service (“USFS”), the state of Idaho and other agencies and regulatory bodies) as well as the public comment period and environmental impact statement will proceed in a timely manner and as expected; that the progression of the litigation involving the Nez Perce Tribe will proceed in a timely manner and as expected; that the current price and demand for gold and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Project will be obtained in a timely manner and on acceptable terms; and the continuity of economic and political conditions and operations of the Corporation.

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The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by such forward-looking information. In addition to those discussed in the Corporation's public disclosure record, such risks and other factors include, among others, the risks and uncertainties set out under the heading “Risks and Uncertainties” in this AIF.

Although the Corporation has attempted to identify important factors that could affect the Corporation and may cause actual actions, events or results to differ materially from those described in the forward-looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on such forward- looking information.

Compliance with NI 43-101

The technical information in this AIF has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and reviewed and approved by Stephen P. Quin, P. Geo., President and CEO of the Corporation and a Qualified Person (as hereinafter defined).

The Prefeasibility Study technical report dated December 15, 2014 and amended March 28, 2019, effective as of December 8, 2014 entitled “Stibnite Gold Project, Prefeasibility Study Technical Report, Valley County, Idaho” (the “PFS Technical Report”) referred to herein was compiled by M3 Engineering & Technology Corp. (“M3”) for Midas Gold.

Midas Gold commissioned this study to provide a PFS-level assessment of the Project. The following companies also contributed to the PFS Technical Report, excerpts of which are included herein:

•	Kirkham Geosystems Ltd. (geology, drilling, data verification and mineral resource estimates);
•	Blue Coast Metallurgy Ltd. (mineral processing and metallurgical testing);
•	Independent Mining Consultants Inc. (mineral reserves, mine planning and related capital and operating costs);
•	Allen R. Anderson Metallurgical Engineer Inc. (recovery methods);
•	HDR Engineering Inc. (access road); and
•	Tierra Group International Ltd. (climatology, hydrology, tailings and water management infrastructure, closure and related matters).

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Garth Kirkham, P.Geo., of Kirkham Geosystems Ltd. is the Qualified Person responsible for the Yellow Pine and Hangar Flats mineral resource estimates as reported in the Corporation’s news release dated February 15, 2018. He read and approved the relevant technical portions of the news release related to the mineral resource estimates for which he is responsible. Bart Stryhas, C.P.G. and former Chief Geologist of the Stibnite Mine (part of the West End deposit), is the Qualified Person responsible for the West End mineral resource estimate and West End geologic model for the purposes of NI43-101. He has read and approved the relevant technical portions of the Corporation’s February 15, 2018 news release related to the mineral resource estimates for which he is responsible.

Mineral Resources (as defined herein) that are not Mineral Reserves (as defined herein) do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. These Mineral Resource estimates include Inferred Mineral Resources (as defined herein) that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured Resource (as defined herein) and Indicated Resource (as defined herein) categories through further drilling, or into Mineral Reserves, once economic considerations are applied.

The Mineral Reserves and Mineral Resources at the Stibnite Gold Project are contained within areas that have seen historic disturbance resulting from prior mining activities and which have been subject to a number of regulatory actions and consent decrees in respect of these past activities. In order for the Corporation to advance its interests at Stibnite, the project will be subject to a number of Federal, State and local laws and regulations and will require permits to conduct its activities. See "Description of the Business - Environmental and Other Matters Pertaining to the Mineral Properties".

For readers to fully understand the technical information in this AIF they should read the PFS Technical Report (available on SEDAR at www.sedar.com under the Corporation’s profile as filed on April 4, 2019) in its entirety, including all qualifications, assumptions and exclusions that relate to the technical information set out in this AIF. The PFS Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the PFS Technical Report is subject to the assumptions and qualifications contained in the PFS Technical Report.

Notice to U.S. Investors on Canadian Disclosure Standard

This AIF, including any documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including Mineral Reserves and Mineral Resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act of 1933 or the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As such, information contained in this AIF and the documents incorporated by reference herein concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

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As noted above, this AIF and the documents incorporated by reference herein include Mineral Resource and Mineral Reserve estimates that are reported in accordance with NI 43-101, as required by Canadian securities regulatory authorities and which differ from the requirements under U.S. securities laws. In particular, this AIF (and the documents incorporated by reference herein) use the terms “Indicated Mineral Resource”, "Inferred Mineral Resource”, and “Probable Mineral Reserve”. While these terms are recognized and required by Canadian regulations (under NI 43-101), these standards differ significantly from the requirements under the SEC Industry Guide 7. In addition, the documents incorporated by reference in the AIF include disclosure of contained metal within the reported Mineral Resources and Mineral Reserves. Although such disclosure is permitted under Canadian regulations, the SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade, without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves in accordance with SEC guidelines. Midas Gold is not a SEC registered Corporation nor is any of its subsidiaries.

The definitions of Probable Mineral Reserves (as defined herein) used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the U.S. Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that the portions of the mineral deposits identified as an "Indicated Mineral Resource" or "Inferred Mineral Resource" that are not currently defined as Mineral Reserves under NI 43-101 or that any part or all of the mineral deposits identified as an "Indicated Mineral Resource" or "Inferred Mineral Resource" or “Probable Mineral Reserve” will ever be converted to Mineral Reserves as defined under SEC Industry Guide 7. Further, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in certain specific cases. U.S. investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

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GLOSSARY OF TECHNICAL TERMS

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres (m)	0.305
Metres	Feet (ft)	3.281
Miles	Kilometres (km)	1.609
Kilometres	Miles	0.6214
Hectares	Acres (ac)	2.471
Grams	Ounces (Troy) (oz)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton (oz/ton)	0.02917
Tonnes (metric)	Pounds (lbs)	2,205
Tonnes (metric)	Short Tons (st)	1.1023

The following is a glossary of certain terms used in this AIF:

404 Permit / 401 Certification means the Permit or Certification related to Section 404 of the Clean Water Act (CWA) which establishes a program to regulate the discharge of dredged or fill material into waters of the United States, including wetlands.

404 (b)(1) Avoidance and Minimization Alternatives Analysis  refers to the analysis done to comply with Section 404(b)(1) Guidelines of the Clean Water Act, developed by EPA in coordination with the U.S. Army Corps of Engineers and issued in 1980, which establishes substantive environmental criteria which must be met for activities to be permitted under Clean Water Act Section 404.  Mitigation under this section of the Act includes avoiding, minimizing, rectifying, reducing over time, and compensating for impacts.

Acre or ac means an area of 4,840 square yards or 43,560 square feet or 0.4047 hectares.

Ag means silver.

Arsenopyrite means a mineral composed of iron, arsenic and sulphur (FeAsS)

Assay means, in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au means gold.

CERCLA means Comprehensive Environmental Response, Compensation, and Liability Act, known also as Superfund.

CIM means the Canadian Institute of Mining, Metallurgy and Petroleum.

Deposit means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Feasibility Study or FS, under CIM standards, is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

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g/t Au means grams of gold per tonne of material.

Grade means the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as percent (%) for antimony.

Host means a rock or mineral that has been intruded by younger rocks or minerals.

IDEQ means the Idaho Department of Environmental Quality and is a state department created by the Idaho Environmental Protection and Health Act to ensure clean air, water, and land in the state and protect Idaho citizens from the adverse health impacts of pollution.

IDWR means the Idaho Department of Water Resources.

Indicated Resource or Indicated Mineral Resource, under CIM standards, is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve

Inferred Resource or Inferred Mineral Resource, under CIM standards, is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Intrusion means the process of emplacement of magma in a pre-existing rock, and also the igneous rock mass so formed.

IPDES is the Idaho Pollutant Discharge Elimination System, administered by the IDEQ, which manages the discharge of pollutants into waters of the United States in Idaho.

km means kilometre(s).

m means metre(s) (equivalent to 3.281 feet).

M means million.

Measured Resource or Measured Mineral Resource, under CIM standards, is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization means the concentration of metals and their chemical compounds within a body of rock.

Mineral Reserve or mineral reserve, under CIM standards, is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

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Mineral Resource or mineral resource, under CIM standards, is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

NI 43-101 means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Ore means a mineral reserve of sufficient value as to quality and quantity to enable it to be mined at a profit.

Ounce or oz means a troy ounce or twenty penny weights or 480 grains and is equivalent to 31.1035 grams.

Oz/t or oz/st means a troy ounce per short ton.

Plan of Restoration and Operations or PRO for a mining project on National Forest Lands is a summary of activities intended proposed to occur on Federal Lands. The plan provides the Forest Service with a list of the proponents contact and legal information, name of mining district or mineralized area, surface disturbance map, description of the type and magnitude of proposed operations, estimated timing of activities, and plans for reclamation of disturbed areas during and following mining related activities.

POx means pressure oxidation.

Preliminary Economic Assessment or PEA as defined in NI 43-101means a study, other than a Pre-Feasibility or Feasibility Study, that includes an economic analysis of the potential viability of mineral resources.

Pre-Feasibility Study or Preliminary Feasibility Study or PFS is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

PRO means the Plan of Restoration and Operations that was filed by the Corporation with the US Forest Service in September 2016.

Probable Reserves or Probable Mineral Reserves, under CIM standards, is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Reserves or Proven Mineral Reserves, under CIM standards, is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Pyrite means a mineral composed of iron and sulphur (FeS2).

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Qualified Person conforms to that definition under NI 43-101 and means an individual who (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining; (b) has at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) has experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (A) a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or (B) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

Quartz means a mineral composed of silicon and oxygen (SiO2).

RC means reverse circulation.

Sampling means a technique for collecting representative sub-volumes from a larger volume of geological material. The particular sampling method employed depends on the nature of the material being sampled and the kind of information required.

Sb means antimony.

Sediment means a solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Stibnite means a sulphide mineral composed of antimony and sulphur (Sb2S3)

Sulphide means a group of minerals in which one or more metals are found in combination with sulphur.

Tonne means a metric unit of mass equivalent to volume multiplied by specific gravity; equivalent to 1.102 tons or 1,000 kilograms (equivalent to 2,204.6 pounds).

Vein means a sheet-like intrusion into a fissure or crack, commonly bearing quartz.

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CORPORATE STRUCTURE

Corporate Structure

The Corporation was incorporated under the Business Corporations Act (British Columbia) on February 22, 2011 under the name "Midas Gold Corp.".

The Corporation’s head office and its registered and records office is located at Suite 890, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2.

Organization Chart

The following chart shows the intra-corporate relationships between the Corporation and its subsidiaries:

Midas Gold Idaho, Inc. has no ownership interest in the Stibnite Gold Project, rather it manages the activities on the Project for the owners, Idaho Gold Resources Company, LLC and Stibnite Gold Company.

During 2016, the Corporation completed a reorganisation of its subsidiaries whereby (a) Idaho Gold Resources Company, LLC (formerly Idaho Gold Holding Company) merged with Midas Gold Washington, Inc. and converted to a Limited Liability Company; and (b) Stibnite Gold Company (formerly MGI Acquisition Corporation) merged with Idaho Gold Resources, LLC.

Idaho Gold Resources Company, LLC holds title to the West End deposit and all unpatented exploration claims. Stibnite Gold Company holds title to the Yellow Pine and West End deposits.

Unless the context otherwise indicates, reference to the term the "Corporation" or "Midas Gold" in this AIF includes Midas Gold Corp. and its subsidiaries.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions

On March 17, 2016, the Corporation announced that it had completed a strategic investment raising gross proceeds of US$42.5 million (C$55.2 million), which financing was fully backstopped by fund manager Paulson & Co. Inc. (“Paulson”). The financing was comprised of a Canadian dollar denominated 0.05% senior unsecured convertible notes (the “Convertible Notes”) for US$38.5 million (C$50.0 million) and common shares in the aggregate amount of US$4.0 million (C$5.2 million). Paulson, on behalf of the several investment funds and accounts managed by it, acquired US$25.0 million (C$32.5 million) of the Convertible Notes, existing shareholders having taken up their maximum allotment, comprised of the remainder of the Convertible Notes and the common shares. The Convertible Notes, among other terms and conditions, have a term of seven years and may be converted into common shares of Midas Gold at a price of C$0.3541 per share. This financing provided the Corporation with the funds needed to advance permitting for mine development for the Project and towards completion of a feasibility study, as well as for general corporate expenses.

Subsequent to completion of the March 2016 financing, the Corporation increased its level of activities, advancing the preparation of a detailed plan for the restoration and operation of the Project, defining and collecting representative metallurgical samples required for testing for the completion of a feasibility study, advancing geologic modelling to define and prioritize areas for possible drilling where there were accretive opportunities to reduce risk or enhance the net present value of the Project (as defined in the PFS Technical Report) and other optimizations for the Project. In parallel with these activities, Midas Gold engaged in a review process of its plans for the restoration and operation of the site, including third party technical reviews, community engagement, discussions with a variety of stakeholder groups about the designs, concepts and alternatives for the Project, all with the objective of obtaining feedback, improving and optimizing the Project from an environmental, social, technical and economic perspective and ensuring that the plan for restoration and operations properly reflects the values of Idahoans.

In July 2016, the Corporation also announced that it had commenced feasibility level metallurgical testing, a critical path item in advance of preparing a Feasibility Study on the Project. This work was expected to continue through the second quarter of 2017 and was intended to provide sufficient supporting process information to advance the Project through completion of a Feasibility Study. The test program included the collection of approximately a 14-ton bulk sample from existing core material in preparation for metallurgical pilot plant testing. On February 14, 2017, Midas Gold announced results to date for the metallurgical program.

In August 2016, the Corporation further announced that would initiate a drill program for its Stibnite Gold Project. The objective for the drill program was to improve, expand and de-risk the mineral resources defined in the PFS before commencing the Feasibility Study. Positive results could enhance the Project economics in the planned FS. The drill program commenced in September and was scheduled to continue into 2017. Results from the drill holes completed as part of this program were reported in 2016 and 2017.

On September 21, 2016, Midas Gold Idaho, Inc. (“MGII”), on behalf of the Project owners, filed a Plan of Restoration and Operations (the "PRO") with the U.S. Forest Service and Idaho Department of Lands in order to initiate the environmental assessment and permitting process for the Project. Midas Gold expected the U.S. Forest Service and Idaho Department of Lands to commence the public review process of the PRO in accordance with the U.S. National Environmental Policy Act and other requirements.

In conjunction with the filing of the PRO, also in September 2016, the Corporation appointed Laurel Sayer as President and Chief Executive Officer of MGII, Midas Gold’s operating subsidiary in Idaho that operates the Project. In addition, Midas Gold announced the appointment of Michael Bogert to the board of directors of Midas Gold Corp., replacing Ms. Sayer as she stepped down to take on her new role. These appointments reflected Midas Gold's objective of increasing local accountability and local representation in all its activities.

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The U.S. Forest Service and Idaho Department of Lands conducted an internal review to determine the PRO's adequacy and completeness. On December 13, 2016, the U.S. Forest Service reported that it has determined that the PRO filed by MGII on September 21, 2016 for the restoration, re-development and operation of the Project in Valley County, Idaho has met the requirements for a plan of operations under U.S. Forest Service regulations. With this determination, the U.S. Forest Service confirmed that Midas Gold had provided sufficient information in the PRO to commence the formal review of the Stibnite Gold Project under the National Environmental Policy Act (“NEPA”).

In February 2017, the Corporation provided an update on the feasibility-level metallurgical testing program being carried out on the Stibnite Gold Project, reporting on the grinding and flotation work completed to date. The results of this work are an important foundation for the planned Feasibility Study for the Project.

Also during February 2017, the Corporation reported the final results from its ongoing mineral resource optimization drill program at the Stibnite Gold Project. These results, along with additional geological, geochemical and assay information collected from prior Midas Gold drill holes and historical information, were incorporated into an updated geological model and mineral resource estimate that was announced in February 2018.

On March 28, 2017, the Corporation announced that the U.S. Forest Service had begun its analysis, under the National Environmental Policy Act, of MGII’s, proposed plan of restoration and operations for the Stibnite Gold Project.

In early April 2017, the Corporation announced that M3 was awarded a contract to lead the Feasibility Study, with additional FS support to be provided by Blue Coast Metallurgy Ltd., Tierra Group International Ltd., SRK Consulting, Kirkham Geosystems Ltd., STRATA, and others, as necessary.

Also during April 2017, the Corporation announced that the United States Forest Service had selected AECOM to assist the agency in evaluating the Stibnite Gold Project.

In May 2017, Trade & Industry Development Magazine announced that MGII received a Corporate Investment and Community Impact (“CiCi”) award in the ‘Community Impact Division’. The nomination for the CiCi award was submitted by the Idaho Department of Commerce and West Central Mountains Economic Development Council (“WCMED”) in recognition of MGII’s robust community engagement programs that include over $230,000 in corporate giving to community programs, schools and sponsorships, and over 1,800 staff volunteer hours since 2013.

On June 5, 2017, the Notice of Intent (“NOI”) to prepare an Environmental Impact Statement (“EIS”) on the proposed Stibnite Gold Project’s PRO was published in the Federal Register by the US Forest Service. The scoping was completed as scheduled in July 2017.

On September 7, 2017, the Corporation provided additional results from its 2017 drilling program at Stibnite.

On September 18, 2017, the Corporation announced that seven federal, state and local agencies entered into an agreement outlining their commitment to work together and coordinate their efforts to permit the Project The U.S. Forest Service (which is the lead permitting agency), U.S. Army Corps of Engineers, U.S. Environmental Protection Agency, Idaho Department of Lands, Idaho Department of Environmental Quality, the Idaho Governor’s Office of Energy and Mineral Resources and Valley County were signatories to the memorandum of understanding for the Project.

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In February 2018, the Corporation reported on updated mineral resources and continuing progress in its feasibility-level metallurgical test program for the Project, which test program it expected to complete in the second quarter of 2018.

On February 22, 2018, the Corporation reported that Idaho’s House of Representatives and Senate passed a joint memorial asking the President of the United States, Idaho’s congressional delegation, the Administrator of the Environmental Protection Agency, the Secretary of the Interior and the Secretary of Agriculture to take the steps necessary to approve the Project in a timely and cost-effective manner. The joint memorial was passed with overwhelming support.

On March 21, 2018, the Corporation reported that it had appointed Javier Schiffrin, Senior Vice President, Paulson & Co. Inc., to its board of directors following the resignation of Victor Flores. Mr. Schiffrin was nominated by Paulson & Co. under the investor rights agreement entered into with Midas Gold in relation to the March 2016 financing that was backstopped by Paulson & Co. Mr. Flores had been appointed to the board in 2016 as one of Paulson & Co.’s two nominees under that agreement.

On May 9, 2018, the Corporation announced that it had entered into an agreement with Barrick Gold Corporation (NYSE:ABX / TSX:ABX) (“Barrick”) whereby Barrick would purchase 46,551,731 common shares of Midas Gold in a non-brokered private placement (the “Placement”) at a price of C$1.06 per share for gross proceeds of US$38,065,907. The Placement resulted in Barrick owning 19.9% of the issued and outstanding shares in Midas Gold on a post-transaction basis, and 12.4% assuming conversion of the Notes. The transaction closed on May 16, 2018.

Also during May 2018, the Corporation announced that it had increased the size of its board of directors from seven to eight members and appointed Mark Hill, Chief Investment Officer with Barrick to fill the additional position. The increase in board size was in accordance with the terms of the investor rights agreement entered into with Barrick in conjunction with the Placement.

On August 9, 2018, the Corporation announced that it had appointed Brad Doores to its Board of Directors, replacing Michael Bogert, who stepped down from the Board at the same time in a planned transition to working more closely with the Corporation on permitting-related matters. On August 30, 2018, it was announced that Michael Bogert had been appointed General Counsel for Midas Gold Idaho, Inc., Midas Gold’s wholly owned subsidiary leading the regulatory process for the Project.

On October 10, 2018, the Corporation announced that the Nez Perce Tribal Executive Committee had adopted a resolution formally opposing the Stibnite Gold Project. The Nez Perce Tribe is one of the three tribes being consulted by the U.S. Forest Service (“USFS”) under the National Environmental Policy Act review process. Midas Gold has and will continue to reach out to the Nez Perce Tribe and hopes to address their concerns.

On December 4, 2018, the Corporation announced that it, Midas Gold Idaho, Inc. and seven of the communities closest to the Stibnite Gold Project site officially established a community agreement. Through the creation of the Stibnite Advisory Council, the agreement establishes a collaborative environment for the companies and local communities to work together throughout the life of the project and provides a venue for cities and counties to address concerns and opportunities directly with Midas Gold. It also creates the Stibnite Foundation to support community projects. Subsequent to year end, an eighth community also signed the community agreement, while another community deferred consideration of the agreement until after the draft EIS is published. Midas Gold also withdrew its request for Valley County to join the community agreement due to a perception of a conflict of interest by some members of the community given Valley County’s role as a cooperating agency under NEPA. The Stibnite Advisory Council has been established and is meeting regularly to discuss various matters related to the Project, and the Stibnite Foundation is in the process of being created as of the date of this AIF.

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There were several updates to the permitting schedule during the year and again subsequent to year end. On July 3, 2018, the Corporation announced that the USFS had provided its quarterly update to the anticipated permitting schedule for the Project. The USFS, in cooperation with the six other federal, state and local agencies responsible for the permitting schedule, anticipated issuing a draft EIS for public comment in February 2019, with a Final EIS and Draft Record of Decision (“ROD”) by October 2019. This would have allowed for an approved Final ROD in March 2020. On October 1, 2018, the Corporation announced that the USFS had provided its subsequent quarterly update to the anticipated permitting schedule for the Project which anticipated issuing a draft EIS for public comment in May 2019, with a Final EIS and Draft ROD in February 2020, followed by an approved Final ROD in May 2020.

On January 29, 2019, the Corporation announced that it has been advised that the USFS anticipates issuing a draft EIS for public comment in Q3 2019, with a Final EIS and Draft ROD in Q2 2020 and a Final ROD in Q3 2020. This updated schedule accommodates the review and analysis of a considerable amount of additional information requested by the agencies and provided by Midas Gold during the quarter, including information and water modelling related to potential development alternatives such as alternate transportation routes to the Project and alternate tailings storage facility locations, and the integration of consultations required by other agencies to meet their regulatory obligations. The USFS will continue to issue quarterly updates to the anticipated schedule as the process advances.

On January 31, 2019, the Corporation announced that it had appointed Jaimie Donovan to its Board of Directors, replacing Mark Hill, who resigned as Barrick’s representative from the Corporation’s Board.

On March 25, 2019, the Corporation announced that it amended the investor rights agreement dated May 16, 2018 (“IRA”) entered into with Barrick Gold Corporation (“Barrick”) in conjunction with Barrick’s US$38 million investment in Midas Gold completed in May 2018. These amendments were made at Midas Gold’s request and are designed to increase financing flexibility and options for Midas Gold, including a commitment by Barrick to provide a lead order.

On March 12, 2019, the Corporation announced that it filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. On April 4, 2019, the Corporation announced that it had filed a final short-form base Shelf Prospectus with the securities commissions in each of the provinces of Canada, except Quebec. The Shelf Prospectus will allow Midas Gold to offer and issue up to C$200 million of common shares, warrants, subscription receipts, units, debt securities, or any combination of such securities (collectively, the “Securities”) during the next 25-months. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale, which would be set forth in a subsequently filed prospectus supplement. In connection with the Shelf Prospectus filings, the Corporation also filed an amended technical report entitled “Stibnite Gold Project, Prefeasibility Study Technical Report, Valley County, Idaho” dated effective December 8, 2014 and amended March 28, 2019 (the “PFS”). Amendments to the PFS include changes to clarify that the mineral resource estimate is consistent with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 (with no resulting changes to the mineral resource estimate in the PFS), and to remove the comparison of the 2012 preliminary economic assessment.

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On April 16, 2019, the Corporation announced it had provided an initial cash grant of $100,000 and issued 1.5 million common shares in the capital of the Corporation, valued at $877,500, to launch the Stibnite Foundation in Idaho. These grants to the Stibnite Foundation (the “Foundation”) were made in accordance with the Corporation’s ongoing annual and milestone funding obligations pursuant to the terms of the Community Agreement, details of which can be found in the Corporation’s December 4, 2018 news release. The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project and was created through the establishment of the Community Agreement between Midas Gold Idaho and eight communities and counties throughout the West Central Mountains region of Idaho.

On June 6, 2019, the Corporation announced that it had been advised that the Nez Perce Tribe intended to initiate legal action against the Corporation and its subsidiaries related to alleged water quality impacts related to historical mining activity undertaken prior to Midas Gold’s involvement in the site.

On June 10, 2019, the Corporation entered into an agreement with RBC Capital Markets and BMO Capital Markets (as co-lead underwriters) and Haywood Securities in connection with a bought deal public offering (the “Offering”) of 33,200,000 common shares of the Corporation (the “Common Shares”). The Common Shares were offered at a price of C$0.60 per Common Share for gross proceeds of C$19,920,000. Paulson & Co. Inc participated in the Offering in order to maintain its pro rata partially diluted interest of 29.11% of outstanding Common Shares. Barrick Gold Corporation (“Barrick”) acquired Sufficient Common Shares so as to give Barrick a 19.9% ownership interest of all outstanding Common Shares upon completion of the Offering.

On August 8, 2019, the Nez Perce Tribe followed on from its Notice of Intent to sue (as reported on June 6, 2019) by filing suit in federal court on matters pertaining to water quality in the Stibnite Mining District related to historical mining activity dating back over 80 years and long before the Company acquired any rights to the site. Midas Gold is not, and has never, operated on site and is not responsible for the existing contamination but has proposed the Stibnite Gold Project (“Project”) as a means for providing the much-needed cleanup of historical waste polluting the area today. Since well before the suit was filed, Midas Gold has been working closely with the Idaho Department of Environmental Quality (“IDEQ”) and the United States Environmental Protection Agency (“EPA”) to gain permission under the federal Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) law to take immediate action and learn more about the specific causes of degraded water quality in a number of locations. Midas Gold firmly believes that it is not legally responsible for cleanup of site legacy impacts caused by previous mining companies or directed by government agencies. However, the Company wants to be part of the solution. During the quarter ended December 31, 2019, in the normal progression of such litigation, Midas Gold filed a request for a stay of proceedings based on the progress in respect of ongoing discussions with Federal and State regulators on a path under CERCLA that would provide early cleanup actions and end the litigation, in addition to a request for a dismissal of the suit based on other considerations. Both motions were consolidated for judicial review in mid-December and were ruled on in December and January. Both motions were dismissed, but the federal court invited a new motion to stay the case if the CERCLA order became “imminent”. The litigation is proceeding through discovery and if the case proceeds to trial, it will likely be set for spring, 2021. Independent from its defense of this lawsuit, the Company will continue moving forward with its longstanding work to assess and improve water quality in the area, restore the site and return the site to environmental standards not seen in decades through responsible, modern mining.

Earlier in the year, the Corporation announced that it had been advised that the U.S. Forest Service (“USFS”) anticipated issuing a draft Environmental Impact Statement (“EIS”) for public comment in late Q4 2019, with a Final EIS and Draft Record of Decision (“ROD”) in Q3 2020 and a Final ROD in late Q4 2020. However, on December 4, 2019, Midas Gold reported that the USFS had indicated that the Draft EIS for the Project would be made available for public review in January 2020 and issuing a Final EIS and Draft ROD in Q4 2020 and the Final ROD for the Project in Q1 2021.

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Subsequent events

Subsequent to year end, on January 27, 2020, the Corporation announced the USFS and other regulators working on the Project have, following internal reviews, identified a number of recommended improvements to the Draft EIS that is being prepared by the USFS as the lead agency. These recommended improvements to the Draft EIS would ultimately support a complete ROD at the conclusion of the permitting process. The USFS advised that it will update the release date for the Draft EIS in early February 2020 and will provide the revised project schedule in its quarterly Schedule of Proposed Actions update to be published on April 1, 2020.

Also subsequent to year end, on March 17, 2020, the Corporation announced that it had completed a financing for gross proceeds of US$35.0 million (C$47.6 million), with proceeds to be used for continued work on the Stibnite Gold Project and for general working capital purposes. The financing was completed with Paulson & Co. Inc. (“Paulson”), on behalf of the several investment funds and accounts managed by Paulson, whereby Paulson purchased Canadian dollar denominated 0.05% senior unsecured convertible notes (the “2020 Notes”) issued by a wholly-owned subsidiary of the Corporation on a private placement basis. The 2020 Notes are convertible into common shares of the Corporation at a price of C$0.4655.

DESCRIPTION OF THE BUSINESS

Summary of the Business

The Corporation is an exploration development-stage company engaged in acquiring mining properties with the intention of exploring, evaluating and placing them into production, if warranted. Currently, its principal business is the exploration and, if warranted, redevelopment, restoration and operation of the Stibnite Gold Project in Idaho, USA.

Mineral exploration and development are expected to constitute the principal business of the Corporation for the coming years. In the course of realizing its objectives, it is expected the Corporation may enter into various agreements specific to the mining industry, such as purchase or option agreements to purchase mining claims and joint venture agreements.

The Corporation’s principal mineral project is the Stibnite Gold Project, which contains several mineral deposits. The Corporation’s current focus is to explore, evaluate and potentially redevelop three of the deposits known as the Hangar Flats Deposit, West End Deposit and Yellow Pine Deposit, all of which are located within the Stibnite Gold Project as in the location map (Figure 1.1), below, as well as reprocess certain historical tailings located on the Project. These development activities would be undertaken in conjunction with a major restoration program designed to address impacts related to historical activities in the Project area. Such restoration activities are an integral component of the PRO.

Employees

At December 31, 2019, the Corporation had 39 employees. A total of 35 employees were employed in Idaho and were directly related to the mineral exploration and development activities of the Stibnite Gold Project, with the remaining four persons employed in Vancouver in respect of executive management and administrative support. The Corporation also contracts out certain activities, such as drilling, metallurgical testing and feasibility study preparation to specialized service providers. As a result of the seasonal nature of field activities, the number of people on site and in the Corporation’s Donnelly facilities can vary. Typically there could be 20 - 50 or more persons engaged in field activities on site when actively drilling with multiple rigs, and an additional 5 - 10 or more people providing support activities in Donnelly. These numbers are significantly lower when there is no drilling underway. Significant aspects of the exploration and development business require specialized skills and knowledge in areas that include geology, mining, metallurgy, engineering, environmental contamination treatment, permitting and regulatory compliance, as well as environmental and social policy issues. While recent activity within the industry in general has made it more challenging to recruit and retain qualified employees, Midas Gold has been successful to date in recruiting and retaining key personnel necessary to its operating needs.

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Competitive Conditions

The gold exploration and mining business is a competitive business. The Corporation competes with numerous other companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold properties. See “Risk Factors – The Corporation’s Risks”.

Environmental, Social & Governance

Midas Gold Corp. has, since its inception, incorporated the principles of environmental protection, social considerations and good governance into all its actions, in which was formalized in its Environmental, Social and Governance Policy (ESG Policy), approved in February 2019. The intent of the ESG policy is to set out the Corporation’s guiding principles in a coherent, systematic manner to inform stakeholders and interested parties as to those principles.

Guiding Principles

The Corporations activities are guided by certain principles as they relate to responsible mineral development. These principles include, but are not limited to, the following:

•	Midas Gold’s purpose is to leave the Stibnite Gold Project site better than we found it and to leave a lasting legacy of economic benefits in Valley County and Idaho.

•	Our employees are driven to achieve these goals by their own ideals and values, and they would not be working with Midas Gold if that was not the case.

•	Midas Gold recognizes that responsible corporate behaviour with respect to environmental, social and governance (ESG) factors can generally have a positive influence on long-term financial performance.

•	Disclosure is the key that allows stakeholders and other interested parties better understand, evaluate and assess potential risk and return, including the potential impact of ESG factors on Midas Gold’s performance.

•	Midas Gold’s investment analysis should incorporate ESG factors to the extent that they affect risk and return.

•	Midas Gold acknowledges that the division of authority and responsibilities among the three parties that are core to corporate governance – shareholders, directors and managers.

•	Employees, contractors, suppliers, federal, state and local governments and the community at large have a vested interest in positive corporate conduct and long-term business performance.

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Core Values

In order to live up to these principles, Midas Gold has defined certain core values in its ESG Policy that are integral to the Corporation’s DNA:

•	Safety - The health and safety of our employees, contractors and the public is of the utmost importance.

•	Environmental Responsibility - The Corporation goes above and beyond what is required; we find practical solutions to manage growth while protecting and enhancing the natural environment.

•	Community Involvement - As a proud part of the community, Midas Gold actively strive to serve the community’s needs, to collectively enhance prosperity and well-being.

•	Transparency - Midas Gold fulfills its commitments in an open and transparent manner. Midas Gold aims to be accurate, consistent and straightforward in all information delivered to our stakeholders.

•	Accountability - As part of Midas Gold’s governance, the Corporation ensures that accountability guides all of its actions, decisions, conduct and reporting.

•	Integrity & Performance - Midas Gold and its employees holds themselves to high moral standards and strive to fulfill their commitments in an effective and sustainable manner.

Conservation Principles

Given the importance of environmental protection in the development, operation and closure of natural resource projects, Midas Gold has adopted the following guiding conservation principles for the Project in order to align it with the Corporation’s core values:

•	Conduct restoration, mining, milling and reclamation activities in an environmentally responsible manner;

•	Locate Project infrastructure on previously disturbed areas wherever practicable;

•	Design and construct facilities to minimize impacts to aquatic and terrestrial wildlife, improve habitat across the Project site, and protect anadromous and local aquatic populations;

•	Protect and improve local surface water and groundwater quality; and,

•	Repair, relocate, or construct new ecologically diverse stream channels and wetlands to mitigate those disturbed by legacy and new mine development.

As part of its ESG Policy, the Corporation has adopted at Health & Safety Policy, an Environmental Policy, Sustainability Goals and an approach to Transparency and Sustainability Reporting that can be found in the ESG Policy here: https://midasgoldcorp.com/company/esg/.

In addition, the Corporation’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances related to mining industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties Environmental legislation is evolving, which means stricter standards and enforcement, fines and penalties for non-compliance are becoming more stringent. Environmental assessment of proposed projects carries a heightened degree of responsibility for companies and directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, including its capital expenditures and competitive position.

For Midas Gold’s work in relation to environmental matters at the Stibnite Gold Project, see “Summary of the Stibnite Gold Project – Environmental Studies” and “Summary of the Stibnite Gold Project – Environmental Mitigation and Remediation”. Also see “Risk Factors – Industry Risks”.

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Foreign Operations

The Company is incorporated pursuant to the laws of British Columbia, Canada and is a reporting issuer in each of the provinces of Canada, except Quebec. The Company is dependent upon its ownership of the Stibnite Gold Project that is located in Idaho, USA.

Summary of the Stibnite Gold Project

The following description of the Stibnite Gold Project in Idaho is derived from the summary contained in the PFS Technical Report dated effective December 8, 2014, and amended March 28, 2019, compiled by Richard K. Zimmerman, R.G. , Lee A. Becker, P.E., Garth D. Kirkham, P. Geo, Christopher J. Martin, C. Eng, John M. Marek, P.E. Allen R. Anderson, P.E., Richard C. Kinder, P.E. and Peter E. Kowalewski, P.E. ,all of whom are Qualified Persons. The entire PFS Technical Report is incorporated by reference into this AIF except to the extent that its contents are modified, updated or superseded by a statement contained in this AIF (which does not need to state that such statement has modified, updated or superseded such contents). See the various “Post-PFS” updates below for matters that have changed from the PFS Technical Report summary below. For readers to fully understand the information in this AIF, they should read the PFS Technical Report as amended (available for review under the Corporation’s profile on SEDAR at www.sedar.com, filed on April 4, 2019) in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this document which qualifies the technical information set out in the PFS Technical Report. The PFS Technical Report is intended to be read as a whole, and summaries or sections should not be read or relied upon out of context. The technical information in the PFS Technical Report is subject to the assumptions and qualifications contained therein and to the updates provided below.

1.1                 Introduction and Purpose

Redevelopment of the Stibnite Gold Project (the Project) has the potential to clean up an existing brownfield site, one that has been extensively mined for more than 80 years, and which could become one of the largest gold producers in the United States. This billion-dollar Project could create more than 700 jobs in Idaho during the first three years of construction and nearly 1,000 jobs in Idaho during 12 years of Project operations, while generating significant taxes and other benefits to the local, state and federal economies. The preliminary feasibility study (PFS) and related PFS Technical Report provide a comprehensive overview of the Project and includes recommendations for future work programs required to advance the Project to a decision point. The PFS Technical Report defines an economically feasible, technically and environmentally sound Project that minimizes impacts and maximizes benefits.

Key considerations for the Project are as follows:

•	The Project design began with the end in mind, contemplating the development, operation and closure of the Project on a sustainable basis, meeting society’s present day needs for economic prosperity while remaining protective of the environment, and enhancing the ability of future generations to sustain their own needs.

•	The Project is designed to ensure ongoing positive local and regional financial and social benefits through taxation, employment, and business opportunities in a region where the economy has suffered for more than a decade, resulting in some of the highest unemployment and lowest annual wages in Idaho.

•	From the beginning, the Project has been designed for what will remain after closure. The plan for closure is protective of the environment and incorporates inherently stable, secure features that will provide the foundation for a naturally sustainable ecosystem.

•	The Project design incorporates cleanup and repair of extensive historical mining-related impacts; much of the cleanup and repair would occur during initial construction and early operations.

•	The new facilities contemplated for the Project are tightly constrained and, to a large extent, placed in historically impacted areas in order to minimize the incremental Project footprint.

•	Salmon and other fishery enhancements are integral to the Project design. Removal of man-made barriers and reconstruction of natural habitat would allow salmon and other fish migration into the upper reaches of the watershed for the first time since 1938.

•	During development, operations and closure, all aspects of the Project are designed to improve existing conditions, where possible, and remain protective of the environment, with the extensive costs related to remediation and reclamation of historical impacts accommodated by an economically feasible Project.

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The PFS Technical Report provides information about the geology, mineralization, exploration potential, Mineral Resources, Mineral Reserves, mining method, process method, infrastructure, social and economic benefits, environmental protection, cleanup and repair of historical impacts, reclamation and closure concepts, capital and operating costs and an economic analysis for the Project.

1.2                Key Results

The Project consists of rehabilitating an existing brownfields site in an area of significant historical mining, including removal and reprocessing of the historic gold-silver-antimony tailings (Historic Tailings), and mining the Yellow Pine, Hangar Flats and West End gold-silver-antimony deposits using conventional open pit methods, conventional processing methods to extract gold, silver and antimony, and on-site production of gold (Au) and silver (Ag) doré and an antimony (Sb) concentrate. Midas Gold's plans for decommissioning the site include progressive and concurrent remediation and reclamation activities, beginning at the start of construction and continuing beyond the operations phase, through Project reclamation and closure.

The Stibnite Gold Project, as contemplated in the PFS Technical Report, comprises:

•	A design that minimizes Project footprint, and locates facilities within already impacted areas, and which incorporates a number of approaches to risk reduction, such as an improved access road to the site that avoids all major waterways.

•	An extensive reclamation and remediation program for historical impacts to the site including, but not limited to, the recovery and reprocessing of Historic Tailings, restoration of fish passage during and after operations, removal of historical waste rock to an engineered waste rock storage facility, repair of the Blowout Creek channel that is a source of significant sedimentation, reforestation of impacted areas, stream channel repairs, etc. Many of these activities will occur during construction and/or relatively early in the mine life.

•	Four deposits, including Historic Tailings, with combined Indicated Mineral Resources of 115.2 million short tons (Mst) or 104.5 million metric tonnes (Mt) grading 0.048 troy ounces per short ton (oz/st) Au or 1.63 grams per metric tonne (g/t) Au, 0.077 oz/st (2.65 g/t) Ag, and 0.07% Sb. The aggregate Indicated Mineral Resources contain 5.46 million oz (Moz) Au, 8.90 Moz Ag, and 155.2 million pounds (Mlbs) Sb.

•	Combined Probable Mineral Reserves of 98.07 Mst (88.96 Mt) grading 0.047 oz/st (1.60 g/t) Au, 0.071 oz/st (2.43 g/t) Ag, and 0.07% Sb. Total contained metal in the Probable Mineral Reserves includes 4.58 Moz Au, 6.96 Moz Ag, and 137.0 Mlbs Sb.

•	The four deposits combined also contain additional Inferred Mineral Resources of 10.8 Mst (9.8 Mt) grading 0.032 oz/st (1.10 g/t) Au, 0.049 oz/st (1.67 g/t) Ag, and 0.04% Sb that is not utilized in the PFS Technical Report. The combined Inferred Mineral Resources contain 347 koz Au, 523 koz Ag, and 9.5 Mlbs Sb. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. These Mineral Resource estimates include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated.

•	The mineralization is primarily hosted in sulfides, with modest amounts of oxides, both of which can be treated with different extraction processes in the same plant. Sulfide mineralization would be milled and treated with bulk flotation, or with sequential flotation when sufficient antimony is present, to produce two products: (1) an antimony concentrate for off-site shipment to a smelter, and (2) a gold concentrate. In both cases, sulfide gold concentrates would be further processed on-site using pressure oxidation (POX) followed by vat leaching to produce gold-silver doré. The oxide material would be milled and then vat leached to recover gold and silver only, with a significant portion processed during down times for the POX circuit.

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•	Production is recommended to average 8.05 Mst of ore fed to the crusher per year (22,050 short tons per day (st/d)) with an average strip ratio of 3.5:1; in metric units, this equates to 7.30 Mt and 20,000 t/d. With this production rate, the mine life would be approximately 12 years. The average mill feed gold grade for the Project is approximately 0.047 oz/st (1.60 g/t) containing 4,575 thousand ounces (koz) of gold with significant sliver and antimony credits.

•	Payable metals for the Project total 4,006 koz of gold, 1,467 koz of silver, and 67,900 thousand lbs (klbs) of antimony for the Project life of mine.

•	Total capital cost would be approximately $1,125 million, including start-up capital costs of $970 million, sustaining capital costs of $99 million, and closure costs of $56 million.

•	Using the Base Case economic factors detailed in Section 22, the financial model yields a pre-tax net present value at a 5% discount rate (PTNPV5%) of $1,093 million and an after tax net present value at a 5% discount rate (ATNPV5%) of $832 million. As currently designed, the Project’s Internal Rate of Return (IRR) is 19.3% with a payback period of approximately 3.4 production years.

•	The ATNPV5% for the Project is most sensitive to changes in revenue, which is manifested as changes in metal prices, gold grades, or gold recovery. For example, a 20% increase in gold price or gold grade raises the ATNPV5% from $832 million to $1,369 million, a 63% increase for the base Case. Similarly, a decrease of 20% in gold grade, gold recovery, or gold price results in a 71% decrease in ATNPV5% for the Base Case.

•	A number of risks and opportunities have been identified, including the potential for additional gold production from within the current pit outlines, as well as some from outside, either of which could significantly enhance the economic outcomes for the Project.

•	The closure concept for the Project envisions removal or demolishing of onsite facilities, comprehensive reclamation and reforestation of disturbed areas, permanent establishment of fish passage through the site, and a sustainable environment.

The economic and technical analyses included in this Report provide only a summary of the potential Project economics based on the assumptions set out herein. There is no guarantee that the Project economics described herein can be achieved.

1.3                Regulatory Information

The PFS Technical Report has been prepared based on the results of a PFS completed for the Project, which is located in the Stibnite-Yellow Pine mining district (District), Idaho. The Project is wholly owned by direct or indirect subsidiaries of Midas Gold Corp. (MGC), a TSX-listed British Columbia company. Unless the context indicates otherwise, references to “Midas Gold” throughout this Report include one or more of the aforementioned subsidiaries of MGC.

The PFS Technical Report has been prepared under the direction of Independent Qualified Persons (QP) and in compliance with the Canadian Securities Administrators (CSA) NI 43-101 standards for reporting mineral properties, Companion Policy 43-101CP, and Form 43-101F1. The PFS Technical Report supersedes and replaces the technical report entitled ‘Preliminary Economic Assessment Technical Report for the Golden Meadows Project, Idaho’ prepared by SRK Consulting (Canada) Inc. and dated September 21, 2012 (PEA) and that report should no longer be relied upon.

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1.4                Reliance on Other Experts

Certain sections of the PFS Technical Report rely on reports and statements from legal and technical experts who are not Qualified Persons as defined by NI 43-101. The Qualified Persons responsible for preparation of the PFS Technical Report have reviewed the information and conclusions provided that they are responsible for and determined that they conform to industry standards, are professionally sound, and are acceptable for use in this Report.

1.5                Property Description and Location

The Stibnite Gold Project is located in central Idaho, USA. The Project lies approximately 100 miles (mi) northeast of Boise, Idaho, 38 mi east of McCall, Idaho, and approximately 10 mi east of Yellow Pine, Idaho. Figure 1.1 illustrates the location of the Project.

The Hangar Flats, West End, and Yellow Pine deposits, along with the Historic Tailings, lie within mineral concessions controlled by Midas Gold, as are other exploration prospects and targets identified in this Report. Mineral rights controlled by Midas Gold include patented lode claims, patented mill site claims, unpatented federal lode claims, and unpatented federal mill site claims and encompass approximately 27,104 acres or 42 square miles. The claims are 100% owned, except for 27 patented lode claims that are held under an option to purchase. The Project is subject to a 1.7% NSR Royalty on gold only. There is no royalty on silver or antimony.

1.6                Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Stibnite Gold Project is located approximately 152 road-miles northeast of Boise, Idaho in an area of deeply incised drainage related to the East Fork of the South Fork of the Salmon River (EFSFSR) at an elevation of ~ 6,500 feet (ft) with nearby mountains rising to an elevation of approximately 7,800 to 8,900 ft.

The climate is characterized by moderately cold winters and mild summers. Most precipitation occurs as snowfall in the winter and rain during the spring. The local climate allows for year round operations, as evidenced by historical production over extended periods, and climate information.

Ground access to the Property is currently available by road from the nearby towns of Cascade, Idaho, an 84 mile drive and, during the snow free months, from McCall, Idaho, which is a 63-mi drive. The closest rail is in Cascade, while the closest access for sea transportation is on the west coast of the US and Canada, or via the inland port of Lewiston, ID.

Power-lines would need to be installed/upgraded from the main regional Idaho Power Corporation (IPCo) substation at Lake Fork to the Project site, a distance of 42 mi, along an existing and previously used right-of-way.

Midas Gold has four permanent and three temporary water rights in the District.

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Figure 1.1:      Location Map of the Stibnite Gold Project

Yellow Pine Townsite
South Fork Salmon River
T.19 N.
T.18 N.
Johnson Creek
Yellow Pine
West End
Hangar Flats
LEGEND
Midas Gold Patented Claim
Midas Gold Unpatented Claim
Midas Gold Option Patented Claim
Resource Area
N
0 1 2 Miles
R. 8 E.
R. 9 E.
Wilderness Boundary
Big Creek
Yellow Pine
Project Area
Payette Lake
McCall
Donnelly
55
Cascade Reservoir
Cascade
Valley County
Smiths Ferry
Deadwood Reservoir
0 20 Miles

Date:11/05/14 Prepared By: Midas Gold

1.7                History

The Project is located in a past-producing area near the historical town of Stibnite. Since the late 1920s, gold, silver, antimony, tungsten, and mercury mineralized materials have been mined in the area by both underground and, later, open pit methods, creating numerous open pits, underground workings, large-scale waste rock dumps, heap leach pads, spent heap leach ore piles, tailings depositories, a mill site, three town sites, an airstrip, and other disturbances, some of which still exist today. Antimony-tungsten-gold sulphide milling operations ceased in 1952 as a result of lower metal prices following the end of the Korean War, while mercury operations on the Cinnabar claims continued until 1963. Exploration recommenced in 1974, followed by open pit mining and seasonal on-off heap leaching from 1982 to 1997. Midas Gold commenced its exploration activities in 2009.

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Table 1.1 summarizes the approximate historical production for the Project by area; additional details are provided in Section 6.

Table 1.1:      Estimated Historical Metal Production

Area	Production Years	Tons Mined (st)	Recovered Au (oz)	Recovered Ag (oz)	Recovered Sb (st)	Recovered WO3 (units)(1)
Hangar Flats	1928 - 38	303,853	51,610	181,863	3,758	67
Yellow Pine	1938 - 92	6,493,838	479,517	1,756,928	40,257	856,189
West End	1978 - 97	8,156,942	454,475	149,760	-	-
Totals		14,954,633	985,602	2,088,551	44,015	856,256

Note:

(1)   A unit of WO3 (tungsten trioxide) is 1% of a short ton (20 pounds), and WO3 is 79.3% tungsten. A short ton unit of WO3, therefore, equals 20 pounds of WO3 and contains 15.86 pounds of tungsten.

1.8                Geological Setting and Mineralization

The Project area is underlain by pre-Cretaceous “basement” sediments, the Cretaceous-age Idaho Batholith (granitic), Tertiary-age intermediate to felsic intrusions and volcanics, younger unconsolidated sediments derived from erosion of the older sequences and glacial materials.

Large, north-south striking, steeply dipping to vertical structures exhibiting pronounced gouge and multiple stages of brecciation occur in the central and eastern portions of the property and are often associated with east-west and northeast-southwest trending splays and dilatant structures.

Intrusive-hosted precious metals mineralization typically occurs in structurally prepared zones in association with very fine-grained disseminated arsenical pyrite (FeS2) and, to a lesser extent, arsenopyrite (FeAsS), with gold almost exclusively in solid solution in these minerals.

Antimony mineralization occurs primarily associated with the mineral stibnite (Sb2S3). Zones of silver-rich mineralization locally occur with antimony and are related to the presence of pyrargyrite (Ag3SbS3), hessite (Ag2Te) and acanthite (Ag2S).

Metasediment-hosted mineralization has a similar sulfide suite and similar geochemistry to the intrusive hosted mineralization, but with higher carbonate content in the gangue and a much more diverse suite of late stage minerals.

1.9                Deposit Types

The origin of the wide variety of mineralization occurrences at the Stibnite Gold Project is attributed to deep-seated intrusives and associated high temperature and high pressure processes to shallow lower temperature, lower pressure hydrothermal processes.

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1.10                Exploration

The District has been the subject of exploration and development activities for nearly 100 years. Numerous prospects have been discovered through the years using a variety of methods. Some of these prospects were developed into mines and others remain undeveloped; further, new ones may be discovered as the Project advances and the nature of mineralization previously exploited is better understood.

Midas Gold’s analysis of historical data and its exploration since 2009 has identified a number of key exploration opportunities:

•	There is potential at each of the Hangar Flats, West End and Yellow Pine deposits to increase Mineral Resources and Mineral Reserves at grades higher than cut-off, this potential includes conversion of currently Inferred Mineral Resources to higher confidence levels, conversion of currently unclassified material within the economic pits, and expansion potential immediately adjacent to the existing Mineral Resources and Mineral Reserves that could result in increased Mineral Reserves and reduced strip ratios;

•	There is good potential to delineate high grade, Au +/- Sb, near surface underground mineral deposits at prospects such as Scout, Garnet and Upper Midnight (based on varying degrees of drilling already completed) that could provide supplemental early mine life, higher margin, mill feed;

•	There is potential for the discovery and definition of additional mineral deposits along the main mineralized trends, such as between Hangar Flats and Yellow Pine, based on exploration and drilling completed to date;

•	A number of other prospects have been defined to varying degrees, up to and including detailed drilling, that indicate potential for bulk tonnage disseminated Au deposits similar to those containing the current Mineral Resources – these include the Rabbit and Ridgetop-Cinnamid prospects; and

•	A number of prospects, such as Mule, have different geologic settings to those discussed above but which could potentially develop into significant mineral deposits.

Note: There has been insufficient exploration to define Mineral Resources on these prospects and it is uncertain whether further exploration will result in the targets being delineated as either Mineral Resources or Mineral Reserves.

1.11                Drilling

The Project area, including the three main deposits, has been drilled by numerous operators, totaling 773,744 ft in 2,606 drill holes, of which Midas Gold drilled 550 holes, totaling over 326,275 ft, since 2009. Pre-Midas Gold drilling was undertaken by a wide variety of methods and operators while Midas Gold employed a variety of drilling methods including core, Reverse Circulation, auger, and sonic throughout the District, but with the primary method being core. All Midas Gold holes were surveyed and recoveries were generally good to excellent. Industry standard QA/QC procedures were used by Midas Gold, including sample security, blanks, standards and duplicates and these procedures were verified by the Independent QP.

1.12                 Data Verification

Extensive data verification programs have been undertaken by numerous independent consultants for Midas Gold and by Midas Gold personnel, as discussed in previous NI 43-101 technical reports (SRK, 2011; SRK, 2012) and discussed in the PFS Technical Report. These verification programs have been essential in ensuring that the datasets used for the Mineral Resource estimates are validated and verified as adequate for the estimation of Mineral Resources for each of the respective deposits. It is the opinion of the Independent QP responsible for the Mineral Resource estimates that the data used for estimating the Mineral Resources and Mineral Reserves for the Hanger Flats, West End, Yellow Pine and Historic Tailings deposits is adequate for this purpose and may be relied upon to report the Mineral Resources and Mineral Reserves contained in the PFS Technical Report.

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1.13                Mineral Processing and Metallurgical Testing

Subsequent to the test work program undertaken for the 2012 PEA and other historical testing undertaken by prior owners and operators, a total of seven flowsheet development composites and 114 variability composites were prepared for metallurgical testing in support of the PFS from the more than 800 samples collected from the Project. Mineralogical work confirmed that the gold is mostly present in both pyrite and (to a much lesser extent) arsenopyrite, at concentrations that are usually high enough to economically justify flotation concentration followed by POX of the sulfides and cyanidation of the released gold. Oxide zones, mostly in the West End Deposit, contained very fine-grained, discrete gold available to direct cyanidation. Antimony occurs as stibnite, which is typically coarse-grained when occurring in higher-grade samples.

After the PEA related testing, grindability testing was conducted on all deposits, including two JK Drop Weight tests, 22 JK SAG mill characterization (SMC) tests, 10 crusher work index and abrasion index tests, 8 rod mill work index, and 24 ball mill work index tests. All composites indicate medium hardness (ball mill work index 13.0 to 14.1 kWh/t) and are amenable to semi-autogenous grinding (SAG) milling, though West End is somewhat more resistant to SAG milling, and Yellow Pine appears to be slightly more resistant to ball milling.

Over 300 metallurgical tests were completed on samples from the Yellow Pine, Hangar Flats, West End and Historic Tailings deposits as part of the PFS; in addition, more than 130 tests were completed for the PEA and numerous test programs were completed by prior owners and operators. Despite some mineralogical differences between the deposits, developmental metallurgical testwork has been able to identify a single, modular flowsheet that proved successful when applied to each of the deposits, making it possible to design a single plant that can process all ores from the Project as they are mined. This plant would, when antimony grades are high enough, float off the stibnite to create a saleable antimony concentrate, and then all ores (whether or not antimony is pre-floated) would be subject to bulk flotation of sulfides to produce an auriferous concentrate. Limited testwork on the Historic Tailings showed that they could be successfully co-processed through either flowsheet with the early production Yellow Pine ores.

At most times, the rougher flotation concentrates are expected to meet the POX sulfur content requirements and not require further cleaning, although West End concentrates require additional processing to reject carbonate-bearing (CO3) minerals from the gold concentrates to produce a POX friendly concentrate.

Developmental leaching test work was also undertaken on the West End oxide ores, as well as on select flotation tailings produced from partially oxidized mineralization from Hangar Flats and West End. West End oxide leach studies indicate that 96% of the extracted gold leaches in the first six hours, with another 2% leached over the final 18 hours. Leach studies on the flotation tailings from Hangar Flats and West End indicate that any leachable gold in the flotation tailings is also fast leaching and could contribute significantly to gold recovery. Leach studies on the flotation tailings from Yellow Pine suggest little incremental recovery, but leaching them would provide additional assurance against losses of cyanide-soluble gold.

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The projected overall recoveries for each deposit are shown on Figure 1.2 and Figure 1.3.

Figure 1.2:       Gold and Silver Recoveries to Doré

Figure 1.3:      Antimony Concentrate Recoveries

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1.14                Mineral Resource Estimates

The Mineral Resource estimates for Hangar Flats, West End and Yellow Pine deposits, and the Historic Tailings, were prepared to industry standards and best practices using commercial mine-modeling and geostatistical software by third party consultants and verified by an Independent QP.

The Mineral Resources were initially calculated using a gold price of $1,400/oz and parameters defined in Section 14; based on this, the open pit sulfide cut-off grade was calculated as approximately 0.016 oz/st (0.55 g/t) Au and the open pit oxide cut-off grade calculated as approximately 0.010 oz/st (0.35 g/t) Au. However, Midas Gold elected to report its Mineral Resources at a 0.022 oz/st (0.75 g/t) Au sulfide cut-off grade and 0.013 oz/st (0.45 g/t) Au oxide cut-off grade, which is equivalent to utilizing the cost assumptions stated in Section 14 and a gold selling price of approximately $1,000/oz for sulfides and $1,100/oz for oxides. The consolidated Mineral Resource statement for the Project is shown in Table 1.2.

Table 1.2:      Consolidated Mineral Resource Statement for the Stibnite Gold Project

Classification	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)	Silver Grade (g/t)	Contained Silver (koz)	Antimony Grade (%)	Contained Antimony (klbs)
Indicated
Hangar Flats	21,389	1.60	1,103	4.30	2,960	0.11	54,180
West End	35,974	1.30	1,501	1.35	1,567	0.008	6,563
Yellow Pine	44,559	1.93	2,762	2.89	4,133	0.09	84,777
Historic Tailings	2,583	1.19	99	2.95	245	0.17	9,648
Total Indicated	104,506	1.63	5,464	2.65	8,904	0.07	155,169
Inferred
Hangar Flats	7,451	1.52	363	4.61	1,105	0.11	18,727
West End	8,546	1.15	317	0.68	187	0.006	1,083
Yellow Pine	9,031	1.31	380	1.50	437	0.03	5,535
Historic Tailings	140	1.23	6	2.88	13	0.18	563
Total Inferred	25,168	1.32	1,066	2.15	1,743	0.05	25,908

Notes:

(1)        All Mineral Resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum (“CIM”) definitions, as required under National Instrument 43-101 (“NI43-101”).

(2)       Mineral Resources are reported in relation to a conceptual pit shell in order to demonstrate potential for economic viability, as required under NI43-101; mineralization lying outside of these pit shells is not reported as a Mineral Resource. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. These Mineral Resource estimates include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

(3)       Open pit sulfide Mineral Resources are reported at a cutoff grade of 0.75 g/t Au and open pit oxide Mineral Resources are reported at a cutoff grade of 0.45 g/t Au.

The Yellow Pine and Hangar Flats deposits contain zones with substantially elevated antimony-silver mineralization, defined as containing greater than 0.1% antimony, relative to the overall Mineral Resource. The existing Historic Tailings Mineral Resource also contains elevated concentrations of antimony. These higher-grade antimony zones are reported separately in Table 1.3. Antimony zones are reported only if they lie within gold Mineral Resource estimates.

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Table 1.3:      Antimony Sub-Domains Consolidated Mineral Resource Statement

Classification	Tonnage (kt)	Gold Grade (g/t)(3)	Contained Gold (koz)	Silver Grade (g/t)(3)	Contained Silver (koz)	Antimony Grade (%)	Contained Antimony (klbs)
Total Indicated	12,564	1.98	800	6.23	2,518	0.50	138,218
Total Inferred	1,735	1.74	97	6.88	384	0.60	22,959

Notes:

(1)	Antimony Mineral Resources are reported as a subset of the total Mineral Resource within the conceptual pit shells used to constrain the total Mineral Resource in order to demonstrate potential for economic viability, as required under NI43-101; mineralization outside of these pit shells is not reported as a Mineral Resource. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. These Mineral Resource estimates include inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated. All figures are rounded to reflect the relative accuracy of the estimate.
(2)	Open pit antimony sulfide Mineral Resources are reported at a cutoff grade 0.1% antimony within the overall 0.75 g/t Au cutoff.
(3)	Includes contributions from Hangar Flats, Yellow Pine and Historic Tailings. See Section 14 for details.

1.15                Mineral Reserve Estimates

The Qualified Person (QP) for the estimation of the Mineral Reserve was John M. Marek, P.E. of Independent Mining Consultants, Inc. The Mineral Reserves were estimated in conformity with generally accepted Canadian Institute of Mining and Metallurgy (CIM) “Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines” and are reported in accordance with the Canadian Securities Administrators’ NI 43-101. Mr. Marek has reviewed the risks, opportunities, conclusions and recommendations summarized in Sections 25 and 26, and he is not aware of any unique conditions that would put the Stibnite Gold Mineral Reserve at a higher level of risk than any other North American developing projects.

The Mineral Reserve was developed by allowing only Indicated Mineral Resource blocks to contribute positive economic value, and is a subset of the Mineral Resource comprised of the Probable Mineral Reserve that is planned for processing over the life-of-mine plan, with assumptions summarized in Sections 15 and 16. No economic credit has been applied to Inferred mineralization in the development of the Mineral Reserve; further blocks needed to be economic based on gold content alone before being categorized as a Mineral Reserve. A series of floating cones were developed by varying the gold price from $200/oz to $1,500/oz and then evaluated at a $1,200/oz price for gold without changing the size of the cone; for Yellow Pine, an $800/oz cone was selected as optimal, while $1,100/oz cones were selected for Hangar Flats and West End.

Based on the longer-term nature of the Project, cutoff grades for Mineral Reserves were developed assuming long term metal prices of $1,350/oz gold, $22.50/oz silver, and $4.50/lb antimony for material lying within the cones selected above. Confidence classification was based on gold estimation.

The cut-off grade is defined by a term called ”Net of Process Revenue” (NPR) which takes into account final PFS processing recoveries, processing costs, and smelter terms (see Section 15), with any block with a NPR greater than zero meets the requirement for internal cutoff grade. The processing costs for ore range from $9.07/st for oxides to $17.00/st for high antimony sulfides with an additional $3.40/st of ore for G&A. Therefore the NSR equivalent of the cut-off grade range is: $12.47/st – $20.40/st. The Mineral Reserves are summarized in Table 1.4.

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Table 1.4: Stibnite Gold Project Probable Mineral Reserve Estimate (Imperial & Metric Units)

		Average Grade			Total Contained Metal
Deposit	Tonnage	Gold	Antimony	Silver	Gold	Antimony	Silver
Imperial Units	(kst)	(oz/st)	(%)	(oz/st)	(koz)	(klbs)	(koz)
Yellow Pine	43,985	0.057	0.098	0.090	2,521	86,376	3,973
Hangar Flats	15,430	0.045	0.132	0.086	690	40,757	1,327
West End	35,650	0.035	0.000	0.040	1,265	-	1,410
Historic Tailings	3,001	0.034	0.165	0.084	102	9,903	252
Total Probable Mineral Reserve(1)	98,066	0.047	0.070	0.071	4,579	137,037	6,962

Metric Units	(kt)	(g/t)	(%)	(g/t)	(t)	(t)	(t)
Yellow Pine	39,903	1.97	0.098	3.10	78.4	39,179	123.6
Hangar Flats	13,998	1.53	0.132	2.95	21.5	18,487	41.3
West End	32,341	1.22	0.000	1.36	39.3	-	43.9
Historic Tailings	2,722	1.17	0.165	2.88	3.2	4,492	7.8
Total Probable Mineral Reserve(1)	88,964	1.60	0.070	2.43	142.4	62,159	216.5

Notes:

(1)       Metal prices used for Mineral Reserves: $1350/oz Au, $22.50/oz Ag, $4.50/lb Sb.

(2)       Block MUST be economical based on gold value only in order to be included as ore in Mineral Reserve.

(3)       Numbers may not add exactly due to rounding.

Mineral Reserves exclude approximately 10.8 Mst with average grades of 0.032 oz/st (1.10 g/t) Au, 0.049 oz/st (1.67 g/t) Ag and 0.05% Sb that are Inferred Mineral Resources that lie within the Mineral Reserve pit limits; conversion of some or all of these tons would increase payable metal and reduce strip ratios. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated.

1.16                       Mining

The mine plan developed for the Project incorporates the mining of the three in situ Mineral Deposits: Yellow Pine, Hangar Flats, and West End and their related waste rock, and the re-mining of Historic Tailings along with its cap of spent heap leach ore (SODA). Ore from the three pits would be sent to a centrally located crusher while the Historic Tailings would be fed by slurry into the process plant’s grinding circuit. Waste rock would be sent to four distinct destinations: the tailings storage facility (TSF), the main Waste Rock Storage Facility (Main WRSF), the West End Waste Rock Storage Facility (West End WRSF), and to the Yellow Pine pit as backfill. The general sequence of mining would be the Yellow Pine deposit first, Hangar Flats second, and West End third. This planned sequence is driven by the need to backfill the Yellow Pine pit with waste rock from the West End pit in order to restore the original gradient of the EFSFSR while using environmentally appropriate carbonate-rich material for such backfill. This order generally follows a sequence of mining gold ounces from highest grade to lowest grade, and lowest cost to highest cost. The Historic Tailings, which lie within the footprint of the Main WRSF, would be removed during the first four years of the mine schedule to make the necessary space for the Main WRSF.

Mining at the Stibnite Gold Project would be accomplished using conventional open pit hard rock mining methods. Mining is planned to deliver 8.05 Mst of ore to the crusher per year (22,050 st/d), with stockpiling by ore type (low antimony sulfide, high antimony sulfide and oxide). Batches of oxide and sulfide material would be sent to the crusher; the oxide feed would be vat leached while the sulfide material would be floated to produce up to two concentrates: (1) an antimony concentrate, when there is sufficient antimony to justify recovering it, to be sent offsite and (2) a gold-bearing sulfide concentrate that would be oxidized in an autoclave and then sent to agitated leach tanks for gold-silver leaching.

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The PFS mine plan schedules 98.066 Mst of ore to be fed to the processing plant from Yellow Pine, Hangar Flats and West End pits. The mining sequence requires the waste stripping to average 3.5:1 (waste rock: ore) for the first 3 years; then the stripping ratio would grow to 4.2:1 for years 4 through 9 after which it would drop to an average of 2.4:1 for the final 3 years. During the first four years, 3.0 Mst of Historic Tailings would be fed to the processing plant at a stripping ratio of 2.0:1 (SODA:tailings). The life-of-mine (LOM) strip ratio averages 3.5:1.

Figure 1.4 is a graphical depiction of the ore and waste rock movements from the mining phases by period and the contained gold ounces for the potential mine schedule for the Stibnite Gold Project; preproduction material from Year -1 would be processed in Year 1.

Figure 1.4: District Ore and Waste Movements and Ounces of Contained Gold Mined by Year

A summary of the mill feed by deposit is provided on Figure 1.5. This figure represents the Mineral Reserve because the Probable Mineral Reserve corresponds to the total ore processed in the mine.

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Figure 1.5: Ore Mining Schedule by Deposit and Phase

A summary of the mill feed statistics by ore type is provided in Table 1.5

Table 1.5: LOM Mill Feed Statistics by Ore Type

Item	Unit	Value
General LOM Production Statistics
Waste Rock Mined	Mst	346.7
Ore Mined	Mst	98.1
Strip Ratio (waste rock tons : ore tons).	st:st	3.5:1
Daily Mill Throughput	st/d	22,050
Annual Mill Throughput	Mst	8.05
Mine Life	production years	12
LOM Average Mill Head Grade
Tonnage Milled	Mst	98.1
Gold Feed Grade	oz/st Au	0.047
Silver Feed Grade	oz/st Ag	0.071
Antimony Feed Grade	% Sb	0.070
Oxide Ore
Tonnage Milled	Mst	10.7
Gold Feed Grade	oz/st Au	0.025
Silver Feed Grade	oz/st Ag	0.030
Antimony Feed Grade	% Sb	-

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Item	Unit	Value
High Antimony Ore
Tonnage Milled	Mst	11.0
Gold Feed Grade	oz/st Au	0.061
Silver Feed Grade	oz/st Ag	0.193
Antimony Feed Grade	% Sb	0.528
Low Antimony Ore (includes Historic Tailings)
Tonnage Milled	Mt	76.3
Gold Feed Grade	oz/st Au	0.048
Silver Feed Grade	oz/st Ag	0.059
Antimony Feed Grade	% Sb	0.014

Mining would be performed with up to eighteen 200 st class haul trucks loaded by up to four 23.5 cubic yard front end loaders. The trucks would be light-body versions with an actual haulage capacity of 220 st. Blast holes would be 7-7/8” in diameter drilled by up to four drill rigs. An auxiliary fleet comprising dozers, motor graders water trucks and other ancillary equipment is also included in equipment requirements.

The overall gold recoveries to doré are expected to average approximately 90% from Yellow Pine, 87% from Hangar Flats, 86% from West End, and 75% from the Historic Tailings. When processing material containing more than 0.1% Sb, antimony recoveries are expected to average 82% for Hangar Flats and 87% for Yellow Pine, with minor gold and silver contained in the antimony concentrate.

Figure 1.6 is a general overview of the mine site at the end of mine life prior to closure and reclamation.

1.17                       Recovery

The Project’s process plant has been designed to process sulfide, transition and oxide material from the Yellow Pine, Hangar Flats, and West End deposits. The processing facility is designed to treat an average of 22,050 st/d, or 8.05 Mst/y. Additionally, the Historic Tailings would be reprocessed early in the mine life to recover precious metals and antimony, and to provide space for the Main WRSF.

The overall gold recoveries to doré are expected to average approximately 90% from Yellow Pine, 87% from Hangar Flats, 86% from West End, and 75% from the Historic Tailings. When processing material containing more than 0.1% Sb, antimony recoveries are expected to average 82% for Hangar Flats and 87% for Yellow Pine, with minor gold and silver contained in the antimony concentrate.

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Figure 1.6: Overall Site Layout

Legend
EFSFSR Diversion Tunnel
Main Access Road
Powerline Corridor
Stream
ROM Stockpiles
Patented Lode Claims
Patented Mill Site Claims
Patented Lode Claims - Leased
Date: 10/29/14 Prepared By: Midas Gold
Yellow Pine Open Pit
West End Open Pit
West End Waste Rock Storage Facility
EFSFSR Diversion Tunnel
Hennessey Creek
Midnight Creek
Radio Communications Tower
Fiddle Creek
Process Plant Area
Garnet Creek
138 kV Powerline
Hangar Flats Open Pit
Truck Shop Area
Rabbit Creek
Construction & Operations Camp Area
Tailings Storage Facility
Main Waste Rock Storage Facility
EF Meadow Creek (Blowout Creek) Rock Drain & Sediment Management System
Main Access Road to Cascade
N
Feet
0 500 1,000 2,000 3,000 4,000

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1.18                       Process Operation Components

Run-of-mine (ROM) material would be crushed and milled, then flotation would be used to recover antimony as a stibnite flotation concentrate (with some silver and minor gold) when there is sufficient antimony to justify it. For all sulfide ore, an auriferous bulk sulfide flotation concentrate would be produced and oxidized in an autoclave. The autoclave residue and flotation tailings would be processed through conventional cyanidation and, doré bars produced containing gold and silver. Historic Tailings would be introduced into the ball mill during the first 3 - 4 years of operation. Tailings from the operation would be deposited in a geomembrane-lined TSF. The process operations include the following components:

•	Crushing Circuit – ROM material would be dumped onto a grizzly screen and into the crusher dump hopper feeding a jaw crusher operating at an average utilization of 75% yielding an instantaneous design-throughput of 1,225 short tons per hour (st/h).

•	Grinding Circuit – The grinding circuit incorporates a single semi-autogenous (SAG) mill, single ball mill design with an average utilization of 92%, yielding an instantaneous design-throughput of 998.5 st/h. When Historic Tailings are processed during early years of the operation, the slurry from the plant would also flow to the cyclone feed pump box. Cyclone underflow flows by gravity to the ball mill; cyclone overflow, at 33% solids with a target size of 80% passing (P80) 75 microns, would be screened to remove tramp oversize and flow through a feed sample system and on to the antimony or gold rougher flotation circuit, depending on the antimony concentration of the material.

•	Flotation Circuit (Antimony and Gold) – The flotation circuit consists of up to two sequential flotation stages to produce two different concentrates; the first stage of the circuit was designed to produce an antimony concentrate when the antimony grade is high enough, or bypassed if not, and the second stage was designed to produce a gold-rich concentrate.

•	Pressure Oxidation Circuit – Two concentrate surge tanks would be pumped to the autoclave feed tank, which would feed the autoclave. The autoclave is designed to provide one hour of retention time at 428 degrees Fahrenheit to oxidize the sulfides and liberate the precious metals. Autoclave discharge would be processed through flash vessels and gas discharge is processed through a scrubber. Slurry discharge from the flash vessels would be processed through the basic ferric sulfate (BFS) re-leach tanks to stabilize the solids prior to cyanide leaching.

•	Oxygen Plant – An oxygen plant producing 670 st/d of gas at 95 percent oxygen and a gauge pressure (psig) of 570 is planned. The oxygen would be from a vendor-owned oxygen plant located near the autoclave building providing the autoclave with an “over the fence” supply.

•	Oxidized Concentrate Processing – Post-POX, the concentrate stream would be conditioned with lime and leached for 24 hours and discharged to a six stage pump-cell carbon-in-pulp (CIP) circuit for precious metal recovery from this high grade stream. The CIP tailings would be discharged to the flotation tailings leach circuit for extended retention time and to minimize reagent costs for the tailings leach system.

•	Oxide Carbon-in-Leach and Tailings Detoxification – A (CIL) circuit was included in the design of the process plant to recover gold from non-refractory material in the flotation tailings, and in oxide material from the West End deposits that would be processed during oxidation circuit scheduled maintenance periods.

•	Carbon Handling – Loaded carbon from the CIP circuit would be processed through a conventional carbon handling circuit.

•	Gold Room – Precious metals would be recovered from the strip solution by electrowinning.

•	Tailings – Tailings would be pumped from the process plant to the TSF In a HDPE-lined carbon steel pipe.

•	Process Control Systems - The process plant design includes an integrated process control system.

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1.19                       Project Infrastructure

Site Access

The site is currently accessed by the Stibnite Road, National Forest (NF-412), from the village of Yellow Pine, with three alternative routes up to that point. To address a number of shortcomings related to these routes, alternative access via the Burntlog Route was selected over several other possible alternatives because it provides safer year-round access for mining operations, reducing the proximity of roads to streams, creeks and rivers, and this route respects the advice and privacy of community members close to the Project location.

Onsite and Offsite Facilities

In an effort to reduce traffic to and from the Project site and to reduce housing requirements at the site, administrative offices for Project would be located in or near the town of Cascade (the Cascade Complex). The Cascade Complex would include offices for some managers, safety and environmental services, human resources, purchasing, and accounting personnel. The Cascade Complex would also have a small warehouse, a parking area for trucks to check-in and assemble prior to traveling to the Project site and the main assay laboratory.

Midas Gold currently has an on-site facility capable of housing approximately 60 and feeding 125 workers per 12 hour shift. To manage the estimated peak construction workforce of 1,000-persons, the existing exploration camp would be relocated and expanded to provide the necessary accommodations. The operations camp would be developed by upgrading, and downsizing, the construction camp to meet the needs of the operations staff that would peak at over 500 persons.

Power Supply and Transmission

Grid power was selected as the best alternative for the electrical power supply for the Project based on its low operating cost and likely lowest environmental impact. In order provide the necessary power, the existing grid system would need to be upgraded to support the full anticipated 50 megawatt (MW) load of the Project. The upgrades would include an upgrade of approximately 42 mi of 69 kilovolt (kV) lines to 138 kV, new 138 kV substations at Lake Fork, Cascade, and Warm Lake, as well as measures to strengthen the voltages on the IPCo system. In addition, IPCo would re-supply small consumers between Warm Lake and Yellow Pine via a replacement 12.5 kV line. Construction power supply would be provided by three diesel generators that would then be used as emergency backup for the remainder of the operations of the Project.

Water Management and Supply

Water management infrastructure would be needed for surface water and sediment management and to provide water supply for both personnel and the operations. The PFS provides the framework for a comprehensive approach to water management at the Project site, addressing water management objectives for construction, operation, and post-closure. Key elements include segregation of process water, contact water, untreated stormwater, and sanitary waste from the environment, provision for fish passage around and then through the Yellow Pine pit during operations and after closure respectively, clean-up of legacy issues in the Project area, and reclamation and closure of the site to achieve acceptable and sustainable water quality.

Waste Management

Mine waste requiring on-site management includes waste rock from the three open pits, flotation and POX tailings from ore processing, and historic mine waste (spent heap leach ore from SODA and the Hecla heap, as well as historical waste dumps) exposed during construction and mining. The existing Historic Tailings would be reprocessed, and subsequently commingled with the rest of the tailings. A single TSF would be constructed to retain all tailings from the processing of the various ore types. The TSF would consist of a rockfill dam and a geosynthetic-lined impoundment that would be constructed in stages throughout the Project life. A majority of the waste rock would be deposited in the main WRSF located downstream of the TSF dam and would act as a buttress (enhancing dam stability), used as rockfill in TSF construction, or placed as backfill within mined-out areas of the pits to facilitate closure and reclamation. Current test work indicates no need for special handling of any of the waste materials. Spent ore and waste rock from previous on-site operations would be used as a construction material in the TSF. With SODA material included, the TSF dam and WRSF combined would hold 210 Mst of waste rock and overburden. Most of the waste from the West End pit would be used to backfill portions of the West End and Yellow Pine pits, with the remainder placed at the TSF and West End WRSF.

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A geochemical characterization program was carried out for mine waste rock materials, including the spent ore on the SODA, which provides a basis for assessment of the potential for metal leaching and acid rock drainage, prediction of contact water quality, and evaluation of options for design, construction, and closure of the mine facilities. The results of the static geochemical test work demonstrate that the bulk of the Project waste rock material is likely to be net neutralizing and presents a low risk for acid generation, while there is still a potential to leach some constituents under the neutral to alkaline conditions (i.e. arsenic and antimony) both of which are currently elevated in ground and surface waters due to the naturally high geochemical background of these metals in the District and impacts from past mining activities. Similarly, bulk flotation tailings are expected to generate neutral pH drainage and require no special disposal considerations to prevent acidic drainage, and POX tailings will be blended with the bulk flotation tailings in order to benefit from their buffering capacity.

1.20                       Market Studies and Contracts

The economic analysis completed for this PFS assumed that gold and silver production in the form of doré with payabilities, refining and transport charges as provided in Table 1.6.

Table 1.6: Doré Payables, Refining and Transportation Assumptions

Parameter	Gold in Doré	Silver in Doré
Metal Payability in Doré	99.5%	98.0%
Refining Charges	$1.00/oz Au	$0.50/oz Ag
Transportation Charges	$1.15/oz Au	$1.15/oz Ag

Table 1.7 summarizes the antimony concentrate payables and transportation charge assumptions for this PFS.

Table 1.7: Antimony Concentrate Payables and Transportation Assumptions

Parameter	Concentrate Payables and Transportation Charges
Antimony Payability	Constant at 68% (based on a constant life-of-mine concentrate grade of 59%)
Gold Payability	<5.0 g/t Au no payability ≥5.0 g/t ≤8.5 g/t Au payability of approximately 15 - 20% ≥8.5 g/t ≤10.0 g/t Au payability of approximately 20 - 25% ≥10.0 g/t Au payability of approximately 25%
Silver Payability	<300 g/t Ag no payability ≥300 g/t ≤700 g/t Ag payability of approximately 40 - 50% ≥700 g/t Ag payability of approximately 50%
Transportation Charges	$151/wet tonne from site to Asia

The metal prices selected for the four economic cases in this Report are shown in Table 1.8.

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Table 1.8: Assumed Metal Prices by Case

	Metal Prices
Case	Gold ($/oz)	Silver(1) ($/oz)	Antimony(1) ($/lb)	Basis
Case A	1,200	20.00	4.00	Lower-bound case that reflects the lower prices over the past 36 months and spot on December 1, 2014.
Case B (Base Case)	1,350	22.50	4.50	Approximate 24-month trailing average gold price as of December 1, 2014.
Case C	1,500	25.00	5.00	Approximate 48-month trailing average gold price as of December 1, 2014.
Case D	1,650	27.50	5.50	An upside case to show Project potential at metal prices approximately 20% higher than the base case.

Note:

(1)	Prices were set at a constant gold:silver ratio ($/oz:$/oz) of 60:1 and a constant gold:antimony ratio ($/oz:$/lb) of 300:1 for simplicity of analysis, although individual price relationships may not be as directly correlated over time. Historic gold:silver ratios have averaged around 60:1.

1.21                       Environmental Studies

The Project area has been mined extensively for tungsten, antimony, mercury, gold, and silver since the early 1900s, providing strategic metals to the United States during war time critical minerals shortages, generating substantial economic benefit to the local counties and the State of Idaho, and providing much needed jobs and support to local businesses for nearly 100 years. These various historic mining efforts have left significant legacy environmental impacts that persist to this day, although multiple cleanup efforts undertaken by federal and state agencies and private entities have mitigated some of those historic impacts. Historic mining impacts have been compounded by extensive forest fires and subsequent damage from soil erosion, landslides and debris flows and resultant sediment transport.

In conjunction with the redevelopment of the Project area outlined in the PFS, Midas Gold has developed a plan to restore much of the site by removing existing barriers to fish migration and re-establishing salmon and steelhead fish passage, removing and reprocessing unconstrained historic tailings, reusing historic spent ore material for construction, restoring stream channels, and implementing sediment control projects such as repairing on Blowout Creek, as well as extensive reforestation of the Project area. Midas Gold has endeavored to minimize the Project’s footprint and related impacts by siting facilities and roads on previously disturbed ground and away from riparian areas, provided for a new access road that avoids rivers and large waterways, and would connect to grid power to minimize fossil fuel consumption and haulage.

Baseline Studies and Existing Conditions

An extensive set of baseline data demonstrating historic and existing conditions exists for the Project site, including those collected by contractors for the US Forest Service (USFS) and the US Environmental Protection Agency (EPA) that determined there were no unacceptable risks to the environment or human health and that there were no populations (fish, wildlife, or human) shown as having a "likely" risk. In 2001, the EPA and the Bureau of Environmental Health and Safety, Division of Health, Idaho Department of Health and Welfare, determined the risk to be too low for listing on the National Priorities List. In 2009 and 2010, contractors to Midas Gold conducted Phase I and Phase II Environmental Site Assessments, as prescribed by ASTM International (ASTM) Standard Practices; these assessments determined that there were no imminent threats to human health or the environment, but that there was a number of pre-existing significant and moderate recognized environmental conditions.

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In 2011, Midas Gold retained environmental consulting firms to conduct technical adequacy audits of all existing environmental information and to develop individual work plans to conduct an environmental baseline collection program. These workplans were developed with input from involved state and federal agencies in order to establish the existing environmental conditions, identify and quantify environmental risks and liabilities, and monitor for potential impacts from onsite activities. Work programs commenced in 2011 and will continue into 2015 and beyond to ensure an adequate baseline accurately describe the existing environment at the “brownfield site”, and allow for a "full and fair" discussion of all potentially significant environmental impacts in the event that the Stibnite Gold Project moves forward.

Consent Decrees

Several of the patented lode and mill site claims acquired by Midas Gold are subject to consent decrees entered in the US District Courts involving or pertaining to environmental liability and remediation responsibilities with respect to the affected properties, which provide regulatory agencies access and the right to conduct remediation activities and also require that heirs, successors and assignees refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies.

Permitting

Should a decision be made to file a Plan of Operations (PoO), approval of any Final PoO / Reclamation Plan for the Project would require an environmental analysis in compliance with the National Environmental Policy Act (NEPA), which requires federal agencies to study and consider the likely environmental impacts of the proposed action before taking whatever federal action is necessary for the Project to proceed. An EIS serves as an "overarching” permit requirement, as well as that for water discharge; waste and tailings placement and endangered species authorization. The EIS Record of Decision (ROD) effectively drives the entire permitting process, since a favorable ROD is required before these important clearances can be obtained. State and local permitting processes would be integrated and proceed concurrent with the EIS, and include air quality, cyanide, land application of water, groundwater, water rights, dam safety, reclamation, building permits, sewer and water systems, etc. Midas Gold believes it will be beneficial to have all permit processes integrated into the Idaho Joint Review Process (IJRP) and that the IJRP would play a key role in increased communication and cooperation between the various involved governmental agencies, and reduced conflict, delay, and costs in the permitting process. Midas Gold’s objective is to make the Project a fully integrated, sustainable, and socially and environmentally responsible operation through open communications and accessibility.

1.22                       Social Impacts

Employment

Populations continue to grow in Valley and Adams Counties, but jobs are not keeping pace; unemployment rates in these counties are some of the highest in Idaho, while wages average only $27,433/year. The Project could do much to improve this situation, with current mining jobs in Idaho averaging $72,500/year and the Project offering an approximate average of some 400 direct and 321 indirect and induced jobs in Idaho generating aggregate annual payrolls of $48 million/year during the 3-year construction period (plus additional out-of-state contractors for specialized construction functions) and an approximate average of some 500 direct and 439 indirect and induced jobs generating aggregate annual payrolls of $56 million/year during the 12-year operating period.

Operations are scheduled for 365 days/year; a breakdown of the annual staffing requirements to operate and maintain the mine, processing plant, and appurtenant facilities and functions for the five functional work areas is provided on Figure 1.7. Whenever possible, the work force was segregated between the mine site and the Cascade Complex to limit the number of personnel at the mine site that require residential support and transportation to and from site.

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Figure 1.7: Annual Direct Employment by Department

Taxes

To estimate the potential economic impacts from the Project, an economic impact model known as IMpact analysis for PLANning (IMPLAN) was constructed (Peterson, 2014). The IMPLAN model was used to estimate direct, indirect and induced taxes, that would be paid by other taxpayers (other than Midas Gold), and the tax estimates were combined with the direct federal, state and local taxes that would be paid by Midas Gold (see Section 22 for details on the PFS financial model and tax calculations) to develop an estimate for the overall taxes generated by the Project. Figure 1.8 presents a plot of estimated annual direct, indirect and induced taxes associated with the Project paid by both Midas Gold and other taxpayers to federal, state and local governments.

Taxes that would be paid directly by Midas Gold over the life of the Project, based on the assumptions in the PFS, are estimated at approximately $329 million in federal corporate income taxes, and $86 million in state corporate income and mine license taxes.

Additional indirect and induced taxes that result from Midas Gold’s activities that would be paid by other taxpayers, based on the assumptions in the PFS, are estimated at approximately $177 million in federal taxes (including payroll, excise, income and corporate), and $131 million in state and local taxes (including property, sales, excise, personal, corporate, and other).

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Total direct, indirect and induced taxes are therefore estimated at $506 million in federal taxes and $218 million in state and local taxes, representing a significant contribution to the economy during the 15 year construction and operating life of the Project.

Figure 1.8: Chart of Estimated State and Federal Taxes

Environmental Mitigation and Remediation

Midas Gold has made considerable effort to design the Project restoration of the site through the incorporation of specific mitigation and remediation components, including re-establishing fish passage, removal and reprocessing of unconstrained Historic Tailings, removal of unconstrained historical waste rock, reuse of historical spent ore piles for construction, stream channel restoration projects, and sediment control. The mitigation and remediation activities and costs are summarized in Section 20 and Section 21, respectively. Additionally, the Project design team has optimized siting of facilities wherever possible to avoid riparian areas, limit stream crossings, position facilities on previously disturbed ground, move major access routes away from large waterways, minimize the number of people on site to limit traffic, and re-establish historic line power to the site to minimize fuel haulage and reduce greenhouse gas emissions. In some cases, disturbance of albeit already impacted wetlands and streams would be unavoidable, which disturbance Midas Gold intends to address through a mitigation bank or similar entity as well as through onsite replacement and restoration of existing wetlands. Midas Gold would continue to build on its strong record by continuing to proactively evaluate Best Management Practices (BMPs) and Standard Operating Procedures (SOPs) effectiveness, including a post-closure component.

A critical goal for Midas Gold has been the incorporation of fisheries protection and habitat restoration components aimed at achieving a sustainable anadromous fishery, including passage of migrating salmon, steelhead, and trout to the headwaters of the EFSFSR both during and after operations for the first time since 1938. Upon closure, new enhanced wetlands and spawning grounds would be established to assist in the return of fish migration and reestablishment of a health riparian zone along the rebuilt stream channel. Midas Gold has also incorporated efforts to improve water quality by removing historical tailings, spent ore and waste rock and respectively reprocessing, reusing and relocating these materials, as well as developing sediment control features for Blowout Creek, currently a major contributor of sediment, and replanting historically disturbed and forest fire affected areas to reduce sedimentation.

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Closure

During construction, operations and once operations cease, extensive reclamation would be completed, creating enhanced surface water systems and suitable fisheries habitat. Midas Gold has identified 17 priority Project conservation components that form the basis of the overall conservation strategy that are summarized in Section 20; Figure 1.9 presents a site-wide illustration of the overall closure strategy. These components include: construction of the new Burntlog Road (which effectively moves the primary transportation route away from the Johnson Creek fishery), backfilling the Yellow Pine pit with environmentally appropriate material to create a stable hydrogeologic gradient suitable to the current conditions, closure of historic mine workings on USFS lands, ongoing wetlands and stream habitat enhancement, permanent restoration of fish passage up the EFSFSR, post-closure wetlands and stream habitat enhancement on top of the Meadow Creek TSF surface and reforestation of the Project area. The conservation commitment to restore the site through implementation of these measures is discussed in greater detail in Section 20, while closure costs are detailed in Section 21.

When operations cease, mobile and salvageable equipment would be removed, and foundations broken up, covered and re-vegetated (Figure 1.9). The objective is for the development of a self-sustaining natural environment that has addressed many of the historical impacts and supports a healthy fish and wildlife population. Post-closure monitoring is planned for an extended period to ensure that these objectives have been met.

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Figure 1.9: Conceptual Post Closure Reclamation

Restored Stream
+/-10 Years
Sugar Creek
Reclaimed Haul Road
Backfilled and Reclaimed Yellow Pine Pit
West End Lake
Reclaimed West End Waste Rock Storage Facility
See Section A (Left)
Reclaimed Haul Road
Indigenous Vegetation
Hennessey Creek
Rock Fill / Growth Medium
EFSFSR
Floodplain
Section A: Restored EFSFSR Stream Channel
Not to Scale
Existing Slope
Wildlife Habitat Structure
Rock Fill / Growth Medium
Tailings
Existing Slope
Reclaimed Upland
Wetland
Meadow Creek
Wetland
Section B: Restored Meadow Creek Stream Channel
Not to Scale
East Fork South Fork Salmon River (EFSFSR)
Reclaimed Mill Site
EFSFSR
See Section C (Below)
Hangar Flats Lake
Reclaimed Waste Rock Storage Facility
Indigenous Vegetation
Riffle/Pool Sequence for Aquatic Habitat
Meandering Stream Channel
Meadow Creek
Reclaimed Tailings Storage Facility
Wildlife Habitat Structure
Fish Spawning Habitat
See Section B (Above)
Root Wad
Anchored Logs for Bank Stabilization
Reclaimed Haul Road
Fish Spawning Gravel Beds
Rock Fill / Growth Medium
Wildlife Habitat Structure
Hangar Flats Lake
Meadow Creek
Meadow Creek
Reclaimed Upland
Floodplain
Section C: Restored Meadow Creek Stream Channel
Not to Scale
HDR

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1.23                       Economic Analysis

Capital and operating cost estimates were developed based on Q3 2014, un-escalated U.S. dollars. Vendor quotes were obtained for all major equipment. Most costs were developed by first principles, although some were estimated based on factored references and experience with similar projects.

Capital Costs

The estimated capital expenditure or capital costs (CAPEX) for the Project consists of four components: (1) the initial CAPEX to design, permit, pre-strip, construct, and commission the mine, plant facilities, ancillary facilities, utilities, operations camp, and on and off site environmental mitigation; (2) the sustaining CAPEX for facilities expansions, mining equipment replacements, expected replacements of process equipment and ongoing environmental mitigation activities during the operating period; (3) working capital to cover delays in the receipts from sales and payments for accounts payable and financial resources tied up in inventory, and (4) closure CAPEX to cover post operations reclamation costs. Initial and working CAPEX are the two main categories that need to be available to construct the Project. Table 1.9 summarizes the initial, sustaining and closure CAPEX for the Project.

Table 1.9:     Capital Cost Summary

Area	Detail	Initial CAPEX ($000s)		Sustaining CAPEX ($000s)(2)	Closure CAPEX ($000s)(2)	Total CAPEX ($000s)
Direct Costs	Mine Costs	47,552	(1)	35,346	-	82,898
	Processing Plant	336,219		1,579	-	337,798
	On-Site Infrastructure	149,245		39,937	-	189,182
	Off-Site Infrastructure	80,327		-	-	80,327
Indirect Costs		176,687		4,275	-	180,962
Owner's Costs		26,806		-	-	26,806
Environmental Mitigation Costs		10,606		8,165	-	18,771
Closure Bonding, Closure and Reclamation Costs		762		9,185	56,542	66,489
Total CAPEX without Contingency		828,204		98,488	56,542	983,233
Contingency		142,050		-	-	142,050
Total CAPEX with Contingency		970,254		98,488	56,542	1,125,283

Note:

(1)          Initial mining CAPEX includes environmental remediation costs as discussed in Section 21.

(2)         Contingency included in line items.

Mitigation costs only refer to relocation of a certain portion of the readily identifiable and quantified waste from historical mining activities; other costs related to recovery and reprocessing of Historic Tailings and relocation of unquantified waste rock at West End and Yellow Pine are included in operating costs and are partially offset by recovery of gold and antimony from the Historical Tailings.

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Operating and All-In Costs

The cash operating costs include mine operating costs, process plant operating costs, general and administrative (G&A) costs, while total cash costs include smelting and refining charges, transportation charges, and royalties. A detailed breakdown of the summary of the operating costs (OPEX) costs is presented in Table 1.10. The details that comprise the OPEX are provided Section 21. The All-In Sustaining Costs (AISC) are also provided in the table, as well as the All-In Costs (AIC), which include non-sustaining capital and closure and reclamation costs.

Table 1.10:    Operating Cost, AISC and AIC Summary

	LOM			Years 1-4
Total Production Cost Item	($/st mined)	($/st milled)	($/oz Au)	($/st milled)	($/oz Au)
Mining	2.00	9.08	222	10.04	222
Processing	-	14.45	354	14.10	312
G&A	-	3.13	77	3.01	67
Cash Costs Before By-Product Credits	-	26.65	653	27.15	601
By-Product Credits	-	-3.45	-85	-5.32	-118
Cash Costs After of By-Product Credits	-	23.20	568	21.83	483
Royalties	-	0.94	23	0.34	23
Refining and Transportation	-	0.25	6	1.04	8
Total Cash Costs	-	24.38	597	23.20	513
Sustaining CAPEX	-	1.00	24	0.52	11
Salvage	-	-0.27	-7	0.00	0
Property Taxes	-	0.04	1	0.04	1
All-In Sustaining Costs	-	25.15	616	23.76	526
Reclamation and Closure(1)	-	0.58	14	-	-
Initial (non-sustaining) CAPEX(2)	-	9.89	242	-	-
All-In Costs	-	35.62	872	-	-

Notes:

(1)   Defined as non-sustaining reclamation and closure costs in the post-operations period.

(2)   Initial Capital includes capitalized preproduction.

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Metal Production

Recovered metal production by deposit is summarized in Table 1.11 and illustrated on an annual basis on Figure 1.10.

Table 1.11:   Recovered Metal Production

Product by Deposit	Gold (koz)	Silver (koz)	Antimony (klbs)
Doré Bullion
Yellow Pine	2,263	338	-
Hangar Flats	597	68	-
West End	1,090	681	-
Historic Tailings	72	20	-
Doré Bullion Recovered Metal Totals	4,023	1,107	-
Antimony Concentrate
Yellow Pine	12	611	69,822
Hangar Flats	5	349	30,030
Antimony Concentrate Recovered Metal Totals	17	960	99,852
Total Recovered Metals	4,040	2,067	99,852

Figure 1.10:   Annual Recovered Metals by Deposit

Metals by Year of Operation

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Economic Analysis

The economic model described herein is not a true cash flow model as defined by financial accounting standards but rather, a representation of Project economics at a level of detail appropriate for a PFS level of engineering and design. The first year of analysis starts with the decision point of the Project, the completion of the EIS, and preliminary permit approval (Year -3 or three years before the start of commercial production). Taxation was taken into account using current federal, state, and county rates but the overall tax calculation is approximate and uses rudimentary depletion and depreciation estimates.

Four cases were run in the economic model to present a range of economic outcomes using varying metal prices. The metal prices used in the economic model are shown in Table 1.8 and off-site costs and payables used are in Table 1.6 and Table 1.7. There is no guarantee that any of the metal prices used in the four cases are representative of future metals prices. The constant parameters for all cases are shown in Table 1.12.

Table 1.12:   Economic Assumptions used in the Economic Analyses (all Cases)

Item	Unit	Value
Net Present Value Discount Rate	%	5
Federal Income Tax Rate	%	35
Idaho Income Tax Rate	%	7.4
Idaho Mine License Tax	%	1.0
Valley County Rural Property Tax Rate ($/$1,000 market value)%		0.063
Percentage Depletion Rate for Gold and Silver	%	15
Percentage Depletion Rate for Antimony	%	22
Depreciation Term	Years	7
Equity Finance	%	100
Capital Contingency (Overall)%		17.2

The results of the economic analyses are shown in Table 1.13. Based on the assumptions made in this PFS, the ATNPV5% is estimated to be $832 million yielding an after-tax IRR of 19.3%. The ATNPV5% and IRR increase considerably with the Case C metal prices and decreases with the Case A metal prices. The PTNPV5% for Case B was estimated to be $1,093 million with an IRR of 22.0%.

Table 1.13:   Economic Results by Case

Parameter	Unit	Pre-tax Results	After-tax Results
Case A ($1,200/oz Au, $20.00/oz Ag, $4.00/lb Sb)
NPV0%	M$	1,286	1,041
NPV5%	M$	662	513
IRR	%	16.2	14.4
Payback Period	Production Years	4.0	4.1
Case B ($1,350/oz Au, $22.50/oz Ag, $4.50/lb Sb)
NPV0%	M$	1,915	1,499
NPV5%	M$	1,093	832
IRR	%	22.0	19.3
Payback Period	Production Years	3.2	3.4
Case C ($1,500/oz Au, $25.00/oz Ag, $5.00/lb Sb)
NPV0%	M$	2,543	1,929
NPV5%	M$	1,524	1,129
IRR	%	27.2	23.4
Payback Period	Production Years	2.6	2.9
Case D ($1,650/oz Au, $27.50/oz Ag, $5.50/lb Sb)
NPV0%	M$	3,171	2,344
NPV5%	M$	1,955	1,414
IRR	%	31.9	27.0
Payback Period	Production Years	2.2	2.5

The contribution to the Project economics, by metal, is about 94% from gold, 5% from antimony, and less than 1% from silver. The undiscounted after-tax cash flow for Case B is presented in Figure 1.11. The payable metal value by year for Case B is summarized on Figure 1.12.

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Figure 1.11:   Undiscounted After-Tax Cash Flow for Base Case B

Figure 1.12:   Payable Metal Value by Year for Case B

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Mine Life

Using the current Mineral Reserve and the nominal design throughput of 22,050 st/d, the mine plan projects a 12 year production life. Construction is projected to require a three-year period after the permits are obtained and prior to the start of operations. Closure is projected to take at least 10 years post-production, with some reclamation work occurring concurrently with operations, and the bulk of the closure activities and costs incurred in the first 3 years after operations cease. Some closure activities and long-term monitoring are anticipated to continue well after the reclamation period is complete to ensure that the closure designs continue to protect the environment and are performing in accordance with the design parameters.

Sensitivity Analysis

Sensitivity analyses were performed using metal prices, mill head grade, CAPEX, and OPEX as variables. The value of each variable was changed plus and minus 20% independently while all other variables were held constant. The results of the sensitivity analyses are shown in Table 1.14 and Table 1.15.

Table 1.14: Pre-tax NPV5% Sensitivities by Case

		PTNPV5% (M$)
Case	Variable	-20% Variance	0% Variance	20% Variance
Case A	CAPEX	862	662	463
	OPEX	1,017	662	308
	Metal Price or Grade	-27	662	1,352
Case B	CAPEX	1,292	1,093	894
(Base Case)	OPEX	1,447	1,093	739
	Metal Price or Grade	318	1,093	1,869
Case C	CAPEX	1,723	1,524	1,325
	OPEX	1,878	1,524	1,170
	Metal Price or Grade	662	1,524	2,386
Case D	CAPEX	2,154	1,955	1,755
	OPEX	2,309	1,955	1,600
	Metal Price or Grade	1,007	1,955	2,902

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Table 1.15: After-tax NPV5% Sensitivities by Case

		ATNPV5% (M$)
Case	Variable	-20% Variance	0% Variance	20% Variance
	CAPEX	676	513	346
Case A	OPEX	760	513	239
	Metal Price or Grade	-30	513	1,012
Case B	CAPEX	980	832	674
(Base Case)	OPEX	1,057	832	577
	Metal Price or Grade	244	832	1,357
	CAPEX	1,266	1,129	982
Case C	OPEX	1,341	1,129	903
	Metal Price or Grade	513	1,129	1,696
	CAPEX	1,548	1,414	1,277
Case D	OPEX	1,623	1,414	1,200
	Metal Price or Grade	770	1,414	2,035

1.24                       Risks and Opportunities

A number of risks and opportunities have been identified in respect of the Project; aside from industry-wide risks and opportunities (such as changes in capital and operating costs related to inputs like steel and fuel, metal prices, permitting timelines, etc.), high impact Project specific risks and opportunities are summarized below.

Risks, for which additional information is required in order to mitigate:

•	Use of historical data in Mineral Resource estimates, which could affect these estimates;

•	Limited geotechnical data which could change pit slopes or foundation conditions in infrastructure areas;

•	Loss of gold into antimony concentrates;

•	Water management and chemistry, which could affect diversion and closure designs and/or the need for long term water treatment; and

•	Construction schedule.

Opportunities that could improve the economics, and/or permitting schedule of the Project, including a number with potential to increase the NPV5% by more than $100 million follow:

•	In pit conversion of Inferred Mineral Resources to Mineral Reserves, increasing Mineral Reserves and reducing strip ratio;

•	Out of pit conversion of Inferred Mineral Resources to Mineral Reserves adjacent to the current Mineral Reserves, resulting in increased Mineral Reserves in close proximity to planned pits;

•	In pit conversion of unclassified material currently treated as waste rock to Mineral Reserves, increasing Mineral Reserves and reducing strip ratios;

•	Improved continuity of higher grade gold mineralization in the Yellow Pine pit, particularly around the area with excluded or limited Bradley drilling, increasing grade of the Mineral Reserves;

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•	Additional fire assay information at West End in areas where only cyanide assays were available, potentially increasing grade and Mineral Reserves;

•	Potential additional antimony mineralization and/or grade in areas where Bradley data was eliminated and/or areas where antimony was not assayed, increasing by-product credits;

•	Potential for the definition of a higher grade, higher margin underground Mineral Reserve at Scout and Garnet; and

•	Discovery of other new deposits with attractive operating margins.

Opportunities with a medium impact ($10 to $100 million increase in Project NPV5%) include improved recoveries, secondary processing of antimony concentrates, potential legislative designation of antimony as a critical mineral; steeper pit slopes, onsite quicklime generation, and government funding of off-site infrastructure. A number of lesser impact opportunities also exist.

1.25                       Conclusions And Recommendations

Industry standard mining, processing, construction methods, and economic evaluation practices were used to assess the Project. There was adequate geological and other pertinent data available to generate the PFS.

The financial analysis presented in Section 22 of the PFS Technical Report demonstrates that the Project is financially viable and has the potential to generate positive economic returns based on the assumptions and conditions set out in this Report, while other sections of the PFS demonstrate that the Project is technically and environmentally viable. These conclusions warrant continued work to advance the Project to the next level of study, which is a Feasibility Study (FS), by conducting the work indicated in the recommendations section of this Report. These recommendations form a single phase that will move the Project through to completion of a FS and, if so desired, through the regulatory process for mine development. Total estimated costs for completion of this single phase are $22.3 million. While additional information is required for a complete assessment of the Project, at this point there do not appear to be any fatal flaws. The PFS has achieved its original objective of providing a review of the potential economic viability of the Project to standards appropriate for a PFS.

The QPs of the PFS Technical Report are not aware of any unusual, significant risks or uncertainties that could be expected to affect the reliability or confidence in the Project based on the data and information available to date.

An additional $22.5 million is identified as discretionary expenditures that would target a number of the opportunities identified in Section 25 of the PFS Technical Report that could enhance the PFS case but that are not required in order to complete a FS or permitting.

Table 1.16: Project Development Work Program Budget

	Estimated Costs ($000s)
Recommendations and Work Program	Core	Discretionary
Mineral Resource Evaluation and Exploration	3,700	21,200
Field Programs Required for FS	1,900	-
Metallurgical Testing Required for FS	2,400	1,300
FS-Level Engineering	3,500	-
Environmental, Regulatory Affairs and Compliance	10,800	-
Totals	22,300	22,500

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Stibnite Gold Project Post-PFS Mineral Resource Update

In February 2018, the Corporation provided an update to its Mineral Resource estimates for the Stibnite Gold Project. The updated estimates incorporate: (1) additional drilling completed since 2014 that was focused on converting mineral resources from the inferred to the indicated category within the limits of mineral reserve limiting pit in the PFS, (2) additional data collected and recovered from pre-Midas Gold activities, and (3) more detailed geological modelling supported by relogging Midas Gold core, rock geochemistry, mapping, alteration modeling and other information.

Consolidated Mineral Resource Statement(1,2,3,4,5,6) for the Stibnite Gold Project

Total(5) Open Pit Oxide + Sulfide Mineral Resources – Base Case Estimate

		Gold	Contained	Silver	Contained	Antimony	Contained
	Tonnage	Grade	Gold	Grade	Silver	Grade	Antimony
Classification	(000s)	(g/t)	(000soz)	(g/t)	(000soz)	(%)(5)	(000slbs)
Measured	4,623	2.53	377	3.91	581	0.25	25,821
Indicated	100,289	1.62	5,234	2.47	7,955	0.08	178,016
M & I	104,912	1.66	5,610	2.53	8,536	0.09	203,838
Inferred(6)	23,174	1.29	959	2.04	1,518	0.04	20,524

(1)	All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum (“CIM”) definitions, as required under National Instrument 43-101 (“NI43-101”).

(2)	Mineral resources are reported in relation to a conceptual pit shell in order to demonstrate potential for economic viability, as required under NI43-101; mineralization lying outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability – see “Compliance with NI43-101” below. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

(3)	Open pit sulfide mineral resources are reported at a cut-off grade of 0.75 g/t Au. Cut-off grades are based on a price of US$1,050 per ounce of gold and a number of operating cost and recovery assumptions, plus a contingency (see details below).

(4)	Open pit oxide mineral resources are reported at a cut-off grade of 0.45 g/t Au. Cut-off grades are based on a price of US$1,050 per ounce of gold and a number of operating cost and recovery assumptions, plus a contingency (see details below).

(5)	“Total” project mineral resources include those resources from the Yellow Pine, Hangar Flats, West End and Historic Tailings deposits.

(6)	Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Highlighted Changes to Post-PFS Mineral Resource Estimates

The principal changes in the 2018 Mineral Resource estimates (relative to the PFS Technical Report consolidated mineral resource statement) are a 2% increase in Measured and Indicated (M&I) gold grade and a 3% increase in M&I gold contained in mineral resources, as well as a 31% increase in Indicated antimony contained in Mineral Resources. These changes are largely driven by a 6% increase in M&I gold grade at Yellow Pine, a 10% increase in Indicated mineralized tonnage in the West End deposit and increased antimony contained in Mineral Resources in both the Yellow Pine and Hangar Flats deposits. Positive changes are slightly offset by a 2% decrease in Indicated gold contained in Mineral Resources at Hangar Flats.

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The change in grade at Yellow Pine is the result of additional drilling and a more detailed geological model, which better segregates mineralized and unmineralized materials on the basis of newly identified fault zones defined based on re-logging, oriented core data from the 2016-2017 drilling program and surficial pit mapping from pre-Midas Gold activities. Similarly, increased tonnage in the West End deposit is the result of a more detailed geological model which subdivides metasedimentary formations into individual lithotypes and models stratigraphic offset along post-mineralization faults. Another principal change in the West End model is the definition of more oxide Mineral Resources following a thorough comparison of cyanide recoverable to total gold ratios against distribution of logged oxidation in drill logs.

All models use sub-block or partial-block percentage reporting to accurately report in-situ Mineral Resources, which will allow for quantitative forecasting of mining dilution in the Feasibility Study.

Increases in antimony contained in Mineral Resources at Yellow Pine are due to new drilling in the antimony Mineral Resource area, definition of an antimony grade shell using indicator methods, and re-evaluation of legacy data used in the estimate on the basis of reconciliation against historic production records. Similarly, the increase in antimony contained in Mineral Resources at Hangar Flats is the result of new drilling in the antimony Mineral Resource area and different treatment of legacy drillhole data following assessment of the impact of this data.

Qualified Persons for Post-PFS Mineral Resource Update

The Mineral Resource estimates for Yellow Pine, Hangar Flats and West End were prepared to industry standards and best practices using commercial mine-modeling and geostatistical software. Garth Kirkham, P.Geo. is the Qualified Person responsible for the Yellow Pine and Hangar Flats Mineral Resource estimates for the purposes of NI43-101. Bart Stryhas, C.P.G. and former Chief Geologist of the Stibnite Mine, is the Qualified Person responsible for the West End Mineral Resource estimate and West End geologic model for the purposes of NI43-101. The Yellow Pine and Hangar Flats geologic models and Mineral Resource estimates were completed under the supervision of Midas Gold’s Senior Resource Geologist Austin Zinsser, SME-R.M., and Exploration Manager Chris Dail, C.P.G. Each deposit was segregated into multiple estimation domains based on geologic models with the majority of Mineral Resources estimated using ordinary kriging interpolation of capped composites in multiple estimation passes. Search ellipse orientation and anisotropy were based on structural and geological controls and/or variogram models with first pass major axis search distances generally 40-60m, and subsequent pass distances generally 100-150m.

For complete details, please see the Corporation’s news release dated February 15, 2018.

Stibnite Gold Project Post-PFS Design Studies

Following completion of the PFS, during 2015 through 2019, numerous design optimizations were incorporated into Stibnite Gold Project, with particular focus on enhancing the environmental and permitting aspects of the Project. Provided below is a summary of the key enhancements that were incorporated into the Project:

•	Yellow Pine Development Rock Storage Facility – An additional DRSF was designed near the Yellow Pine open pit, in the Fiddle area. This DRSF would significantly reduce haul traffic adjacent to the EFSFSR, reduce overall haulage distances and diesel consumption, reduce the size of the mining fleet, and enhance post-mining salmon habitat in Meadow Creek.

•	Yellow Pine Backfill Approach – To improve the likelihood for successful post-closure fish passage, the vertical gradient of the restored EFSFSR through the Yellow Pine pit was reduced. This would hasten the ability to complete EFSFSR restoration activities, reduces the risk of post-mining settlement along the restored reach of the EFSFSR, and reduces the overall development rock haul distances.

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•	Rapid Infiltration Basins – Rapid groundwater infiltration basins were incorporated into the design to reduce the extent of the Hangar Flats dewatering cone, and to rapidly stabilize the Yellow Pine backfill groundwater level below the future rehabilitated reach of the EFSFSR.

•	Blowout Creek Restoration – To improve fish habitat during the operational period of the Project, restoration of Blowout Creek was brought forward to the pre-construction period.

•	Site Landfill – The PFS assumed that all solid waste generated on-site would be hauled offsite. An onsite landfill, located on private land, was incorporated into the design to improve Project logistics.

•	Fish Passage Trade-Off – McMillen Jacobs developed a comprehensive trade-off study analyzing 12 alternative fish passage approaches for the EFSFSR tunnel. The study identified the preferred design alternative.

•	Tailings Studies – Tierra Group developed a comprehensive report that assessed several TSF liner alternatives, completed a TSF embankment alignment tradeoff study, and completed a TSF diversion trade-off study.

•	Access Road Optimization – Parametrix and GeoEngineers conducted an optimization study on the Burntlog access road following their field investigations. The team identified an alternative route that bypasses a sensitive segment through the Riordan Creek valley. The alternative segment succeeded in reducing potential route length, fuel consumption, emissions, and wetland impacts.

Additional technical studies completed following the PFS, with the intent of optimizing the Project, that resulted in no material changes to the PFS plan were as follows:

•	Additional concurrent backfilling of the Yellow Pine open pit was assessed to reduce development rock haulage distances; however, no additional concurrent backfilling was considered feasible.

•	Appreciable laboratory and economic studies were completed on refining of the antimony (contained in the mineral stibnite) concentrates; however, the incremental capital and operating costs, in additional to the technical risks, made this approach unattractive at this time.

•	Midas Gold evaluated the potential of upgrading the gold concentrate so it could be shipped and processed at an off-site facility result in a lower project CAPEX. The metallurgy showed that grades of 40-55 g/t were achievable. It is anticipated that, with a focused program, there would be improvements in grade and recovery suggesting that this could be a viable and profitable option were a long-term buyer for the concentrates available (which is not currently the case); however, project economics favor onsite processing.

•	A Mineral Resource drilling program was initiated in Q4 2016 and completed in Q3 2017, which included 16 oriented core holes totaling 2,707 meters drilled for infill and Mineral Resource conversion purposes. Assays from the drilling have generally confirmed the PFS block models, intersecting grades and widths of mineralization similar to or better than projections, with minor exceptions. The results of remodeling the Mineral Resource Post-PFS are summarized in the “Post-PFS Mineral Resource Update” section above.

The technical information on the Stibnite Gold Project Post-PFS Design Studies information was reviewed and approved by Stephen P. Quin, P.Geo., President and CEO of Midas Gold Corp., and a Qualified Person.

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Stibnite Gold Project Post-PFS Metallurgical Testing and Process Optimization

Since completion of the PFS, metallurgical test work has been conducted at several laboratories and coordinated by Blue Coast Metallurgy Ltd. (Blue Coast) and M3, under the guidance of a team of metallurgical experts working with Midas Gold. Highlights of the results of metallurgical testing since the completion of the PFS were reported in a news release dated February 21, 2018, and should have economic benefits to the Project. Highlights include the following:

•	A coarser primary grind, reducing energy and grinding media costs;

•	Higher gold and antimony concentrate grades;

•	Higher overall gold and antimony recoveries;

•	Reduced reagent consumption, reducing operating costs;

•	Use of an onsite lime kiln to generate low-cost lime for pH control in the neutralization and cyanidation circuits, which eliminates the need to truck lime to the site.

•	Use of onsite limestone for pH control in the autoclave and neutralization circuits, which significantly reduces lime requirements and overall estimated operating costs; and

•	Eliminating the solid-liquid-separation circuit prior to cyanidation was realized through forming stable ferric arsenic compounds in the autoclave by carefully controlling acidity through adding appropriate amounts of ground onsite limestone to the concentrate feed (as discussed in the preceding bullet).

In the below table, the overall recoveries of gold achieved from flowsheet development in the FS are compared with those adopted for the PFS. Note that the final recoveries adopted for the FS may differ from those listed below, depending on process engineering and equipment selection currently underway.

Highlights of Metallurgical Recoveries (news release - February 21, 2018)

	Low Antimony			High Antimony
	Yellow Pine	Hangar Flats	West End	Yellow Pine	Hangar Flats
Flotation Recovery
FS testing to date
- Batch	93.7	91.9	n/a	91.4	91.8
- Pilot plant	92.3*
PFS projection	93.2	91.8	n/a	90.1	87.6
POX-CIL Extraction
FS testing to date
- Batch	97.5	98.0	98.0	97.5	98.0
- Pilot plant	98.3*
PFS projection	97.6	97.0	98.2	97.6	97.0
Overall Recoveries (Overall recoveries include assumed 0.8% post-CIL gold loss)
FS testing to date
- Batch	90.6	89.3	n/a	88.4	89.2
- Pilot plant	90.0
PFS projection	90.2	88.3	n/a	87.2	84.3

Notes:

*	A blend comprising Yellow Pine and Hangar Flats materials was processed in the pilot plant.

n/a:	West End projected recoveries by flotation/POX/CIP recoveries are variable and linked to sulphide content in the feed. Overall recoveries are a blend of direct leaching and flotation/POX/leach and will be determined in the geo-metallurgical exercise later in the study.

The updated metallurgical technical information was reviewed and approved by Stephen P. Quin, P.Geo., President and CEO of Midas Gold Corp., and a Qualified Person. The metallurgical testing program for the Stibnite Gold Project was carried out under the supervision of Christopher Martin, MIMMM, C.Eng., a Qualified Person and Principal Metallurgist for Blue Coast Metallurgy Ltd.

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Update on Status of Feasibility Study

Midas Gold’s technical team and consultants continue to advance their work on a Feasibility Study for the Stibnite Gold Project. The timing for completion of the Feasibility Study is tied to the completion of the DEIS since the Feasibility Study should align with the Preferred Alternative Project defined in the DEIS. While substantially all of the work related to mineral resource estimation, metallurgy, geotechnical, infrastructure (including road access, powerline, tunnel design) and other aspects of the Project has been completed, and mine planning is well advanced, finalization of the design and estimating of capital and operating costs are awaiting decisions driven by the permitting process. The Feasibility Study looks to incorporate the results of several Project optimizations, including updated mineral resource estimates (discussed above), results of optimized metallurgy and processing (discussed above), optimized layout and plant design, and other considerations including those discussed above. A number of these optimizations are focused on reducing potential environmental effects and impacts from mine redevelopment, and to enhancing the restoration of the site to ensure a healthy, sustainable ecosystem during and after operations. The extended permitting schedule does provide the opportunity to advance designs of certain Project components further than would be typical for a Feasibility Study and include this more advanced information in the FS. In addition, it also provides the opportunity to undertake certain value engineering exercises, where deemed appropriate, and also include the results of such evaluations in the FS. It is currently anticipated that the FS will be published in 2020.

Update on Stibnite Gold Project Environmental and Permitting Related Activities

Midas Gold filed its Plan of Restoration and Operations (PRO) in September 2016, and the USFS deemed it adequate to proceed with evaluation in December 2016. In 2017, the USFS selected AECOM as the third-party contractor to assist with preparation of the EIS and also identified cooperating and contributing regulatory agencies that would be involved with evaluation of the Project. A Notice of Intent (NOI) was filed on June 5, 2017 to inform the public of the proposed action on the National Forest and internal (agency) and external (public) scoping was initiated. These processes coincided with public meetings that were held to provide the public with Project information and to facilitate public comment. Over the course of 2017, agency and public scoping comments were compiled and environmental resources to be considered in the NEPA analysis were identified. In anticipation of the scoping results, Midas Gold had been collecting baseline environmental resource data for several years, and much of 2017 and 2018 included the compilation and delivery to the USFS of a vast amount baseline data for the following environmental resources:

•	Meteorological monitoring;
•	Air quality monitoring;
•	Cultural studies;
•	Hydrologic modeling;
•	Fisheries and aquatics monitoring;
•	Geochemical testing and analysis;
•	Socioeconomic review and updates;
•	Transportation and traffic monitoring;
•	Water quality monitoring and analysis for both surface and ground water; and
•	Wetlands mapping and analysis including wetlands and stream channel functional assessment and evaluation.

Steps toward advancing all major permits and approvals for the Stibnite Gold Project (SGP) progressed in 2019 and drew upon the extensive amount of data transfer and compilation that occurred through 2017 and 2018.

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With respect to NEPA, draft chapters of the DEIS went through numerous iterations over the course of 2019. The alternatives development and evaluation process that was initiated in Q4 2017 and continued through much of 2018 coalesced into distinct action alternatives that are to be carried forward for analysis in the Draft Environmental Impact Statement (DEIS). Two of the alternatives to Midas Gold’s original Proposed Action were developed by the agencies and the EIS third-party contractor, AECOM. These alternatives centered on fundamental changes to major mine features and included, (1) using the Yellow Pine Route (Johnson Creek Road and Stibnite Road) as the primary mine site access route and (2) moving the location of the tailings storage facility (TSF) to the upper EFSFSR drainage. Midas Gold provided evaluations of these alternatives to assess their technical and economic feasibility; these efforts included preliminary engineering design and cost estimates. Midas Gold also conducted preliminary effects analysis to determine whether the agency-proposed alternatives would provide an environmental benefit. In summary, analyses for these alternatives demonstrated that they were technically feasible, but were far more costly, did not provide an environmental benefit, would cause delays in project implementation of at least two years, would create greater risks to human health and safety and, in the case of the EFSFSR TSF, would preclude Midas Gold from reclaiming one of the most significant legacy features in the Stibnite district, the Spent Ore Disposal Area (SODA). Despite this wealth of information, these agency-proposed EFSFSR TSF and Yellow Pine Mine Access Route alternatives are included in the DEIS as Alternatives 3 and 4, respectively

A third alternative was proposed by Midas Gold and consisted of modifications to several aspects of the PRO that focused on reducing environmental impacts or improving the function of various mine site features. The collection of changes that comprised the Modified PRO (Mod-PRO) were informed primarily by the results of ongoing hydrologic, geochemical and stream temperature modeling. The modifications targeted mitigating environmental effects that surfaced through predictive modeling efforts and resulted in a refined Project with numerous demonstrated benefits over the PRO. In May of 2019, the Mod-PRO was presented to the USFS with abundant demonstration (through supplemental modeling) of the environmental benefits. The Mod-PRO now represents Midas Gold’s preferred alternative and is included in preliminary DEIS as Alternative 2.

Midas Gold was afforded numerous opportunities to review preliminary DEIS chapters 1 and 2 over the course of 2019, culminating in a year-end review of Chapters 1 through 3 of the DEIS.

In summary, the range of alternatives expected to be included in the environmental analysis of the SGP include:

•	Alternative 1 - The proposed action as described in the PRO.
•	Alternative 2 - The Mod-PRO: Modifications to the PRO which include a reduced overall project footprint, added pit backfill, an on-site lime kiln, synthetic cap and cover of all remaining DRSFs, allowing safe public access through the site during operations, modifications to surface water management, and an alternative off-site maintenance facility location.
•	Alternative 3 – EFSFSR TSF Alternative: This alternative is centered around an optional tailings storage facility location, in the upper reach of the EFSFSR drainage. Included are other necessary changes such as relocating the worker housing facility and the primary mine access route.
•	Alternative 4 – Yellow Pine Route Alternative: This alternative includes primary mine access via Johnson Creek Road and Stibnite Road, and other necessary changes such as the relocation of the road maintenance facility.
•	Alternative 5 – The No Action Alternative: This alternative represents no implementation of the PRO. The lead agency is obligated to evaluate this alternative to provide a baseline of environmental impacts against which all other alternatives are evaluated.

In late December 2019 and early January 2020, following cooperating agency review of the latest draft of the preliminary DEIS, Midas Gold Idaho, Inc. submitted numerous important concerns to the USFS, generally in the following categories:

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•	Presentation of relevant laws, regulations and agency guidance frameworks in the context of the project description (Chapters 1, 2 and 3, and Appendix A);
•	Technical accuracy relating to the Proposed Action (PRO; Alternative 1) and the Modified Proposed Action (Mod-PRO; Alternative 2) (Chapter 2);
•	Technical Inaccuracies in Affected Environment Sections (Chapter 3);
•	Presentation of Mitigation Plans and Measures Chapters 1-3 and Appendix D);
•	Equal coverage of tribal interests (Chapter 3).

Further, in it is comments, the EPA noted that the absence of a conceptual water management/treatment plan for any alternative in the DEIS constituted a potential gap that could result in a potential supplemental EIS. On a number of occasions, during 2018 and 2019, Midas Gold had indicated to the USFS and cooperating agencies that the water management/treatment plan would be best developed post-DEIS and before completion of the Final EIS, once the preferred alternative was identified. To avoid the risk of a Supplemental EIS, which could delay the Project timing, Midas Gold brought forward its in-progress Water Quality Management Plan to conceptual level design and provided it to the agencies for review.

In addition to advancing the NEPA process, numerous federal and state agency-led permitting processes were advanced in 2019. Several significant efforts include:

•	IPDES Permit – Management of the Pollution Discharge Elimination System program is now under the purview of the IDEQ. Midas Gold is working with IDEQ to develop a first draft of the IPDES application.
•	Air Quality/Permit to Construct (PTC) - A pre-application meeting was held with IDEQ in March 2019. Air Quality Modeling and emissions inventories completed in 2018 were assembled into an Air Quality Permit to Construct Application that was submitted to IDEQ in August 2019. The Air PTC application is undergoing a series of iterative reviews with IDEQ prior to filing and approval.
•	404 Permit/401 Certification – Midas Gold meets bi-weekly with U.S. Army Corps of Engineers (who is also a cooperating agency in the NEPA process) to discuss action items and data needs to support 404 permitting. Midas Gold further advanced the 404 Permitting in 2019 through development of an annotated outline of the 404 (b)(1) Avoidance and Minimization Alternatives Analysis to be included as an appendix to the DEIS, as well as furthering compilation of the Mitigation Alternatives Portfolio.
•	Water Rights – Monthly to biweekly meetings are held with Midas Gold, SPF Engineering, Stoel Rives and Brown and Caldwell to discuss action items and data needs to move forward with water rights applications. A water rights permit application is anticipated to be submitted in 2020.
•	Dam Safety Approval through the Idaho Department of Water Resources is an ongoing process that includes discussions with IDWR regarding design criteria and the submittal of technical data required to accompany the final design approval application, including the recently submitted Inundation Study.
•	Cyanidation Permit – Several pre-application meetings in 2019 culminated in an informal submittal of the Cyanidation Permit Conceptual Design Report (CDR, a pre-permit application document) in 2019. IDEQ provided valuable feedback and comments to the preliminary CDR submittal regarding the level of detail required for a full permit application. A formal CDR submittal is likely later in 2020, following publication of the DEIS and identification of a preferred alternative. A full Cyanidation Permit Application requires a well-advanced engineering design package for the cyanidation facility and will likely be submitted in 2021.

As announced October 7, 2019, Midas Gold stated that it has been advised that the USFS anticipated issuing a Draft Environmental Impact Statement (“DEIS”) for public comment in late Q4 2019, with a Final EIS and Draft Record of Decision (“ROD”) anticipated in Q3 2020 for the Stibnite Gold Project (“Project”). This schedule would put the Final ROD for the Project in Q4 2020. On December 4, 2019, Midas Gold announced that the release of the DEIS would be delayed until January 2020 and that the USFS anticipated issuing the Final EIS and Draft Record of Decision (“ROD”) in Q4 2020 and the Final ROD for the Project in Q1 2021. On January 27, 2020 Midas Gold announced that the USFS and other cooperating agencies working on the Project had identified a number of recommended improvements to the DEIS that is being prepared by the USFS as the lead agency. These recommended improvements to the DEIS will ultimately support a more informed and complete record of decision (“ROD”) at the conclusion of the permitting process. In order to meet this objective, Midas Gold has been advised by the USFS that it will be allocating additional expertise and resources from the region and other parts of the USFS to complete the DEIS in a timely but comprehensive manner. The USFS advised that it will update the release date for the Draft EIS in early February 2020 and will provide the revised project schedule in its quarterly Schedule of Proposed Actions (SOPA) update to be published on April 1, 2020.

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LITIGATION

On June 5, 2019, Midas Gold Corp., Midas Gold Idaho, Inc., Idaho Gold Resources Company, LLC and Stibnite Gold Company (collectively, “Midas Gold” or “Company”) were served by Idaho’s Nez Perce Tribe with a notice of intent (NOI) to sue under the Clean Water Act. The Tribe filed the complaint August 8, 2019 in the United States District Court for the District of Idaho which was later served on the Company August 16, 2019. The complaint identified eight areas internal and external to the Stibnite Gold Project Site that the suit alleges violates the Clean Water Act, and the action seeks declaratory and injunctive relief.

The Company filed a motion to dismiss and, in the alternative, a motion to stay the litigation pending conclusion of negotiations with the Environmental Protection Agency (EPA) on a CERCLA administrative order on consent (AOC), a process that was underway before the plaintiff filed suit. Argument was heard on December 16, 2019 where the motion to dismiss was denied. On January 7, 2020, the Company filed its formal answer denying liability for the allegations contained in the complaint, and on January 8, 2019 the motion to stay the litigation was denied by the district court. A scheduling order was entered February 11, 2020 and, if the matter proceeds to trial, it will likely take place in 2021.

RISKS AND UNCERTAINTIES

Midas Gold is subject to a number of significant risks due to the nature of its business and the present stage of its business development. Only those persons who can bear risk of the entire loss of their investment should invest in the Corporation’s common shares, convertible debentures, warrants, options or other securities.

Midas Gold’s failure to successfully address such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. Midas Gold cannot give assurance that it will successfully address these risks or other unknown risks that may affect its business. Estimates of mineral resources and mineral reserves are inherently forward-looking statements subject to error. Although mineral resource and mineral reserve estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Below is a brief summary of some of Midas Gold’s risks and uncertainties. These risk factors are not a definitive list of all risk factors associated with an investment in the common shares of Midas Gold or in connection with the Corporation’s operations.

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Industry Risks

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of mineral reserves.

The commercial feasibility of the Project and Midas Gold's ability to arrange funding to conduct its planned exploration projects is dependent on, among other things, the price of gold and other potential by-products. Depending on the price to be received for any minerals produced, Midas Gold may determine that it is impractical to commence or continue commercial production. A reduction in the price of gold or other potential by-products may prevent the Project from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and other potential by-products or interests related thereto. The prices of these commodities fluctuate and are affected by numerous factors beyond Midas Gold’s control, including, among others:

•	international economic and political conditions,
•	central bank purchases and sales;
•	expectations of inflation or deflation,
•	international currency exchange rates,
•	interest rates,
•	global or regional consumptive patterns,
•	speculative activities,
•	levels of supply and demand,
•	increased production due to new mine developments,
•	decreased production due to mine closures,
•	improved mining and production methods,
•	availability and costs of metal substitutes,
•	metal stock levels maintained by producers and others, and
•	inventory carrying costs.

The effect of these factors on the price of gold and other potential by-products cannot be accurately predicted. If the price of gold and other potential by-products decreases, the value of Midas Gold’s assets would be materially and adversely affected, thereby materially and adversely impacting the value and price of Midas Gold’s common shares.

Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

Many industries, including the precious metal mining industry, are impacted by global market conditions. Some of the key impacts of financial market turmoil can include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global and specifically mining equity markets, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, lack of future financing, changes in interest rates and tax rates may adversely affect Midas Gold’s growth and profitability potential. Specifically:

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•	a global credit/liquidity crisis could impact the cost and availability of financing and Midas Gold’s overall liquidity;
•	the volatility of gold and other potential by-product prices may impact Midas Gold’s future revenues, profits and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and
•	the devaluation and volatility of global stock markets impacts the valuation of the Corporation’s equity securities, which may impact its ability to raise funds through the issuance of equity.

Mineral exploration and development in the United States is subject to numerous regulatory requirements on land use.

Mineral exploration and development in the United States is subject to Federal, State and local regulatory processes and evolving application of environmental and other regulations can and has affected the ability to advance mineral projects as effectively as in prior years. A number of mineral projects in the United States have been subjected to regulatory delays or actions that have impeded the progress of these projects towards production. Such delays can increase the funding requirements of the Company as expenditures continue for a longer period of time.

Longstanding legal certainty about the 1872 Mining Law is being challenged in Federal Court.

A changing legal environment and prior court rulings related to the use of unpatented lode mining claims now being overturned and re-examined may cause the Company to make modifications to its current claims management program and strategy.

Resource exploration and development is a high risk, speculative business.

Resource exploration and development is a speculative business, characterized by a high number of failures. Substantial expenditures are required to discover new deposits and to develop the infrastructure, mining and processing facilities at any site chosen for mining. Most exploration projects do not result in the discovery of commercially viable deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized by Midas Gold or that mineral deposit identified by Midas Gold will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond Midas Gold’s control and any one of which may have an adverse effect on its financial condition and operations.

The Project, and any future operations in which Midas Gold has a direct or indirect interest, will be subject to all the hazards and risks normally incidental to resource companies. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the conduct of exploration programs and the operation of mines. If any of these events were to occur, they could cause injury or loss of life, severe damage to or destruction of property. As a result, Midas Gold could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations. In addition, Midas Gold may have to make expensive repairs and could be subject to legal liability. The occurrence of any of these operating risks and hazards may have an adverse effect on Midas Gold’s financial condition and operations, and correspondingly on the value and price of Midas Gold’s common shares.

Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

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The quantification of mineral resources and mineral reserves is based on estimates and is subject to great uncertainty.

The calculations of amounts of mineralized material within mineral resources and mineral reserves are estimates only. Actual recoveries of gold and other potential by-products from mineral resources and mineral reserves may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, tonnage or stripping ratio, or the price of gold and other potential by-products, may affect the economic viability of a mineral property. In addition, there can be no assurance that the recoveries of gold and other potential by-products in small-scale laboratory tests will be duplicated in larger scale pilot plant tests under on-site conditions or during production. Notwithstanding the results of any metallurgical testing or pilot plant tests for metallurgy and other factors, there remains the possibility that the ore may not react in commercial production in the same manner as it did in testing.

Mining and metallurgy are an inexact science and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable. Until a deposit is actually mined and processed, the quantity of mineral reserves, mineral resources and grades must be considered as estimates only. In addition, the determination and valuation of mineral reserves and mineral resources is based on, among other things, assumed metal prices. Market fluctuations and metal prices may render mineral resources and mineral reserves uneconomic. Any material change in quantity of mineral reserves, mineral resources, grade, tonnage, percent extraction of those mineral reserves recoverable by underground mining techniques or stripping ratio for those mineral reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

The mining industry has at times been subjected to conditions that have resulted in significant increases in the cost of equipment, labour and materials. Midas Gold used benchmarked data for the operation and capital costs included in its PFS issued December 15, 2014, and amended March 28, 2019, however there is no guarantee that development or operations of the Project will eventuate, and if it did, such operating or capital costs will prevail.

The Corporation’s Risks

Midas Gold will need to raise additional capital though the sale of its securities or other interests, resulting in potential for significant dilution to the existing shareholders and, if such funding is not available, Midas Gold’s operations would be adversely affected.

Midas Gold does not generate any revenues and does not have sufficient financial resources to undertake by itself all of its planned exploration and permitting activities. Midas Gold has limited financial resources and has financed its activities primarily through the sale of Midas Gold’s securities such as common shares and convertible notes. Midas Gold will need to continue its reliance on the sale of its securities for future financing including that required to complete the permitting process, resulting in dilution to existing shareholders. Further activities will depend on Midas Gold’s ability to obtain additional financing, which may not be available under favourable terms, if at all. If adequate financing is not available, Midas Gold may not be able to commence or continue with its activities.

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Midas Gold has an obligation to repay the outstanding principal under the Convertible Notes issued in March 2016 by the seventh anniversary of their issuance unless previously converted into shares; on or before that date Midas Gold either needs to have arranged sufficient funding to repay the outstanding principal or to have converted the notes into common shares in accordance with the terms of the Convertible Notes.

Midas Gold does not generate revenue and has announced a plan of how it intends to use the proceeds from the issuance of the Convertible Notes over the term of the Convertible Notes. In order to repay the outstanding principal Midas Gold either needs to arrange debt, equity or other forms of funding, to either develop the Stibnite Gold Project and repay the Convertible Notes from operating cash flows, repay the Convertible Notes in full, or convert the Convertible Notes into common shares. The risks associated with the development of the Stibnite Gold Project as stated in this section are high. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (also see financing completed on March 17, 2020, discussed above in the Highlights section, which will involve similar risk).

Future sales of Midas Gold’s common shares into the public market by holders of Midas Gold options and warrants may lower the market price, which may result in losses to Midas Gold’s shareholders.

Sales of substantial amounts of Midas Gold’s common shares into the public market by unrelated shareholders, Midas Gold’s officers or directors or pursuant to the exercise of options or warrants, or even the perception by the market that such sales may occur, may lower the market price of the Corporation's common shares.

Midas Gold is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

Midas Gold’s mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with Midas Gold’s business or prevent it from exploring or developing its properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Midas Gold and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Midas Gold is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer than expected.

The regulatory processes related to permitting of major mining projects in the US are subject to considerable uncertainty as to the information required, the timeframes to analyze information provided and the outcomes of such analysis, and the Stibnite Gold Project is more complex than greenfields sites due to the need to address the extensive legacy impacts related to historical mining activities, which adds additional uncertainty. Since Midas Gold entered the permitting process for redevelopment and restoration, the proposed timeframe to get to a Final ROD has been extended by regulators several times and further extensions to the currently published timeframes can be expected.

Midas Gold’s current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.

Third parties commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge Midas Gold’s permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated, or block the approval of the Project.

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Midas Gold may face opposition from environmental non-governmental organizations (“NGOs”), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.

NGOs, Indian tribes or other stakeholders commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge Midas Gold’s permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated or prevent the approval of the Project. As noted above, in 2018, the Nez Perce Tribe announced its opposition to the Project and certain NGOs campaigned against the community agreement. As discussed below, the Tribe brought action against Midas Gold that it is presently defending and ultimately believe will be dismissed.

The Nez Perce Tribe has filed a complaint against Midas Gold under the Clean Water Act that the Company is vigorously defending. If successful, this litigation could act to delay the Project.

On June 5, 2019, Midas Gold Corp., Midas Gold Idaho, Inc., Idaho Gold Resources Company, LLC and Stibnite Gold Company (collectively, “Company”) were served by Idaho’s Nez Perce Tribe with a notice of intent (NOI) to sue under the Clean Water Act. The Tribe filed the complaint August 8 in the United States District Court for the District of Idaho which was later served on the Company August 16. The complaint identified eight areas internal and external to the Stibnite Gold Project Site that the suit alleges violates the Clean Water Act, and the action seeks declaratory and injunctive relief.

The Company filed a motion to dismiss and, in the alternative, a motion to stay the litigation pending conclusion of negotiations with the EPA on a CERCLA administrative order on consent (“AOC”), a process that was underway before the plaintiff filed suit. Argument was heard on December 16, 2019 where the motion to dismiss was denied. On January 7, 2020, the Company filed its formal answer denying liability for the allegations contained in the complaint, and on January 8, the motion to stay the litigation was denied by the district court. A scheduling order was entered February 11, 2020, and if the matter proceeds to trial, it will likely take place in 2021.

For the past two years, the Company has been working with EPA on a CERCLA agreement that will afford early clean up activity on the Stibnite Site. Also, under CERCLA section 113(h), citizen suits under the Clean Water Act are pre-empted from interfering in work covered under AOCs. The Federal court has been advised that the Company and the regulatory entities are engaged in efforts to craft an approach under CERCLA that would attend to the water quality and other resource issues on the Stibnite Site and effectively address the relief sought in the Tribe’s litigation.

Midas Gold has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

The department responsible for environmental protection in the U.S. has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards. Failure to obtain the necessary permits would adversely affect progress of Midas Gold’s activities and would delay or prevent the beginning of commercial operations.

Midas Gold’s activities are subject to environmental liability.

Midas Gold is not aware of any claims for damages related to any impact that its operations have had on the environment but it may become subject to such claims in the future, including potential claims related to legacy environmental impacts from prior operators. An environmental claim could adversely affect Midas Gold’s business due to the high costs of defending against such claims and its impact on senior management's time. Also, environmental regulations may change in the future which could adversely affect Midas Gold’s operations including the potential to curtail or cease exploration programs or to preclude entirely the economic development of a mineral property. The extent of any future changes to environmental regulations cannot be predicted or quantified, but it should be assumed that such regulations would become more stringent in the future. Generally, new regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new regulations.

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Midas Gold faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Midas Gold may not be able to effectively compete.

The mineral resource industry is intensively competitive in all of its phases, and Midas Gold competes with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect Midas Gold’s ability to advance the Project or to acquire suitable prospects for exploration in the future.

Midas Gold’s future exploration and development efforts may be unsuccessful.

Mineral resource exploration and, if warranted, development, is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production. There is no certainty that the expenditures that have been made and may be made in the future by Midas Gold related to the exploration of its properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially viable deposit which can be legally and economically exploited.

Midas Gold’s mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined.

Assays results from core drilling or reverse circulation drilling can be subject to errors at the laboratory analyzing the drill samples. In addition, reverse circulation or core drilling may lead to samples which may not be representative of the gold or other metals in the entire deposit. Mineral resource and mineral reserve estimates are based on interpretation of available facts and extrapolation or interpolation of data and may not be representative of the actual deposit. All of these factors may lead to mineral resource and/or mineral reserve estimates being overstated, the mineable gold that can be received from the Project being less than the mineral resource and mineral reserve estimates, and the Project not being a viable project.

If Midas Gold’s mineral resource and mineral reserve estimates for the Project are not indicative of actual grades of gold and other potential by-products, Midas Gold will have to continue to explore for a viable deposit or cease operations.

Midas Gold has a limited history as an exploration company and does not have any experience in putting a mining project into production.

Midas Gold has only been actively engaged in exploration since 2009. Midas Gold does not generate any revenues from operations or production. Putting a mining project into production requires substantial planning and expenditures and, whilst several members of the management have mine construction experience, as a corporation, Midas Gold does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate Midas Gold’s prospects, and its future success is more uncertain than if it had a longer or more proven history.

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Midas Gold expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Midas Gold’s common shares to decline.

Midas Gold has incurred net losses every year since inception. Midas Gold currently has no commercial production and has never recorded any revenues from mining operations. Midas Gold expects to continue to incur losses, and will continue to do so until such time, if ever, as its properties commence commercial production and generate sufficient revenues to fund continuing operations.

The proposed development of new mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as Midas Gold adds, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Project or any other properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, its acquisition of additional properties, and other factors, many of which are unknown today and may be beyond the Corporation's control. Midas Gold may never generate any revenues or achieve profitability. If Midas Gold does not achieve profitability, it would have to raise additional financing or shut down its operations.

Midas Gold has negative cash flow from operating activities.

As indicated, the Corporation currently has no producing mines and has no source of operating cash flow other than through equity, joint ventures and/or debt financing. As such, the Corporation has, and is expected to continue to have, negative operating cash flow. To the extent the Corporation has negative cash flow in future periods, the Corporation may use a portion of its general working capital to fund such negative cash flow.

Midas Gold’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Midas Gold’s properties consist of various mining concessions in the U.S. Under U.S. law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Midas Gold’s ownership of such concessions. A claim by a third party asserting prior unregistered agreements or transfer on any of Midas Gold’s mineral properties, especially where commercially viable mineral reserves have been located, could adversely result in Midas Gold losing commercially viable mineral reserves. Even if a claim is unsuccessful, it may potentially affect Midas Gold’s current activities due to the high costs of defending against such claims and its impact on senior management's time. If Midas Gold loses a commercially viable mineral reserve, such a loss could lower Midas Gold’s revenues or cause it to cease operations if this mineral reserve represented all or a significant portion of Midas Gold’s operations at the time of the loss.

Midas Gold’s ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining, exploration and permitting activities.

Several of the patented lode and mill site claims acquired by Midas Gold over the West End Deposit and the Cinnabar claim groups (the latter held under option) are subject to a consent decree under CERCLA, which covers certain environmental liability and remediation responsibilities with respect to such claims. The consent decree requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties are subject to a consent decree under CERCLA between the original owner of those claims and the United States, which creates certain obligations on that owner, including that the owner will cooperate with the EPA and U.S. Forest Service in those agencies’ efforts to secure any government controls necessary to implement response activities.

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All industries, including mining, are subject to legal claims with or without merit. Defense and settlement costs can be substantial, even with respect to claims without merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular claim could have an effect on the Corporation’s financial position. It is possible that any proposal to develop a mine on the Project, or any governmental approval for such a development, could be challenged in court by third parties, the effect of which would be to delay and possibly entirely impede the Corporation from developing the Project or commencing production.

Midas Gold depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

Midas Gold is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of Midas Gold. Midas Gold’s success is dependent to a great degree on its ability to attract and retain highly qualified management personnel. The loss of any such key personnel, through incapacity or otherwise, would require Midas Gold to seek and retain other qualified personnel and could compromise the pace and success of its exploration and permitting activities. Midas Gold does not maintain key person insurance in the event of a loss of any such key personnel.

Midas Gold does not have a full staff of technical people and relies upon outside consultants to provide critical services.

Midas Gold has a relatively small staff and depends upon its ability to hire consultants with the appropriate background and expertise as such persons are required to carry out specific tasks. Midas Gold’s inability to hire the appropriate consultants at the appropriate time could adversely impact Midas Gold’s ability to advance its exploration and permitting activities.

Certain Midas Gold directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

Certain Midas Gold directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Directors and officers of the Corporation with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

Midas Gold has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, neither Midas Gold nor any of its subsidiaries have paid any cash or other dividends on its common shares, and the Corporation does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance its mineral exploration programs.

Midas Gold’s business involves risks for which Midas Gold may not be adequately insured, if it is insured at all.

In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including landslides, ground failures, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks. Midas Gold does not currently have insurance against all such risks and may decide not to take out insurance against all such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Midas Gold.

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Additionally, the Corporation is not insured against most environmental risks. Insurance against all environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products by third parties occurring as part of historic exploration and production) has not been generally available to companies within the industry. The Corporation periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, or with limited amounts of such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Corporation has to pay such liabilities and result in bankruptcy. Should the Corporation be unable to fully fund the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

A shortage of supplies and equipment could adversely affect Midas Gold’s ability to operate its business.

Midas Gold is dependent on various supplies and equipment to carry out its activities. The shortage of such supplies, equipment and parts could have a material adverse effect on Midas Gold’s ability to carry out its activities and therefore have a material adverse effect on the cost of doing business.

A cyber security incident could adversely affect Midas Gold’s ability to operate its business.

Information systems and other technologies, including those related to the Corporation’s financial and operational management, and its technical and environmental data, are an integral part of the Corporation’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Corporation’s property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Corporation’s information technology systems including personnel and other data that could damage its reputation and require the Corporation to expend significant capital and other resources to remedy any such security breach. Insurance held by the Corporation may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Corporation for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Corporation. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Corporation.

It may be difficult to anticipate the effects of COVID-19 to the Corporation.

The Corporation has not assessed the potential impacts, if any, that COVID-19 may have on its business and operations, which could include the Corporation’s ability to purchase products and/or services at reasonable costs in the operation of its business and to stay on schedule due to the reliance on external parties in the permitting process. In order to minimize potential impacts on the Corporation’s personnel and operations, it introduced a ‘work from home’ policy at its offices in Canada and Idaho, has reduced travel and transitioned to virtual meetings where feasible. The Corporation has and will continue to take other measures recommended by Health Canada and the US Center for Disease Control, as appropriate.

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DIVIDENDS AND DISTRIBUTIONS

The Corporation has not paid any dividends or distributions on its common shares since its incorporation. Any decision to pay dividends on common shares in the future will be made by the board of directors of the Corporation (the “Board”) on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Corporation consists of an unlimited number of common shares without par value, an unlimited number of first preferred shares without par value, and an unlimited number of second preferred shares without par value.

Common Shares

There are 271,541,996 common shares issued and outstanding as at the date of this AIF. There are no special rights or restrictions of any nature attached to any of the common shares, which all rank equally as to all benefits which might accrue to the holders of common shares. All registered shareholders are entitled to receive a notice of any general meeting of the shareholders to be convened by the Corporation. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each common share of which he, she or it is the registered owner and may exercise such vote either in person or by proxy.

Preferred Shares

No first preferred shares or second preferred shares are issued and outstanding as of the date of this AIF.

The first preferred shares have certain privileges, restrictions and conditions. The first preferred shares may be issued in one or more series and the Board may from time to time fix the number and designation and create special rights and restrictions. First preferred shares would rank on a parity with first preferred shares of any other series (if any) and be entitled to priority over the second preferred shares, common shares, and the shares of any other class ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of assets on a liquidation, dissolution or winding up of the Corporation. Holders of first preferred shares shall be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Corporation, except for meetings at which any holders or a specified class or series are entitled to vote, and to one vote in respect of each first preferred share held at all such meetings.

The second preferred shares have certain privileges, restrictions and conditions. Second preferred shares may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions. Second preferred shares would rank on a parity with second preferred shares of any other series (if any) and be entitled to priority over the common shares and the shares of any other class ranking junior to the second preferred shares with respect to the payment of dividends and the distribution of assets on a liquidation, dissolution or winding up of the Corporation. Holders of second preferred shares shall be given notice of and be invited to attend meetings of the voting shareholders of the Corporation but shall not be entitled as such to vote at any general meeting of shareholders of the Corporation.

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Convertible Notes

As at December 31, 2019, the Corporation had C$49,912,401 in unsecured Convertible Notes outstanding. The Convertible Notes bear interest at a rate of 0.05% per annum, payable annually in cash or common shares (at the Corporation’s election) or added to the principal and payable on maturity and have a maturity date of March 17, 2023. On the maturity date, the outstanding principal amount of the Convertible Notes is due and payable in cash unless converted in advance of that date. The holders of the Convertible Notes may convert any portion of their Convertible Notes at any time prior to the maturity date into common shares of the Corporation at a price of C$0.3541 per share. If there is an equity financing completed at 95% of C$0.3541, or below, the conversion price is adjusted downward. The Convertible Notes can be redeemed by the Corporation after four years with not more than 60-days written notice and not less than 30-days written notice if the Corporation’s common shares reach a price of C$0.7082. Following the notice of redemption, but prior to the redemption date, the holders may convert their Convertible Notes to be redeemed into common shares at the then-current conversion price.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out information relating to the monthly trading of the common shares of the Corporation on the TSX (under symbol "MAX") for the months indicated:

Period	High	Low	Volume
2019
January	$1.10	$0.87	6,151,736
February	$0.99	$0.84	1,655,008
March	$0.90	$0.68	2,644,757
April	$0.87	$0.67	2,600,973
May	$0.71	$0.56	1,346,407
June	$0.73	$0.60	4,044,228
July	$0.80	$0.62	4,105,632
August	$0.91	$0.71	5,643,248
September	$0.80	$0.58	3,297,489
October	$0.68	$0.52	2,203,006
November	$0.68	$0.51	2,071,535
December	$0.68	$0.54	3,145,985

Source: TSX InfoSuite

Prior Sales

The following table summarizes the securities of the Corporation that are outstanding as at the date of this AIF, but not listed or quoted on a marketplace that have been issued by the Corporation during the most recently completed financial year ending December 31, 2019:

Date of Issue	Type of Securities	Number of Securities	Issue or Exercise Price per Security	Cash Proceeds	Reason for Issue
January 4, 2019	Stock Options	4,115,000	$0.97	nil	Grant of stock options
March 20, 2019	Stock Options	250,000	$0.72	nil	Grant of stock options
July 5, 2019	Stock Options	95,000	$0.63	nil	Grant of stock options
December 31, 2019	Stock Options	1,300,000	$0.62	nil	Grant of stock options

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DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state and country of residence and position with the Corporation of each director and executive officer of the Corporation, the principal business or occupation in which each director and executive officer of the Corporation has been engaged during the immediately preceding five years, the period during which each director has served as director and the number and percentage of the voting securities beneficially owned, or controlled or directed, directly or indirectly, by each director and executive officer as at the date of this AIF is set out in the table below. Each director's term of office will expire at the next annual general meeting of the Corporation unless earlier due to resignation, removal or death of the director. The term of office of the officers expires at the discretion of the Corporation’s directors.

Name, Province/State and Country of Residence	Position with the Corporation	Principal Occupation During the Past Five Years	Period as Director and/or Officer	Number and Percentage of Common Shares Held(1)
Stephen P. Quin British Columbia, Canada	President, CEO and Director (4)	President, CEO & Director of the Corporation since inception, and same for MGI since January 1, 2011. Director of Kutcho Copper since December 2017 and of Chalice Gold Mines since 2010. Prior to that, President of Capstone Mining Corp. from November 22, 2008 until December 2010 and, prior to that President and CEO of Sherwood Copper Corp. from September 1, 2005 until November 2008.	Director and Officer since February 22, 2011	1,422,303 0.52%
Donald Young British Columbia, Canada	Director (2) (5)	Retired KPMG audit partner; Director of Dundee Precious Metals Inc. since May 2010; Director of OSI Geospatial Inc. from March 2006 until January 2010; director of BC Safety Authority, April 2009 to March 2012; director of Kimber Resources Inc. February 2008 to April 2013; Director of Arizona Mining Inc. from June 2013 to August 2014.	Director since April 1, 2011	100 0.00004%
Peter Nixon Ontario, Canada	Director and Chairman (2) (3)	Director of Dundee Precious Metals Inc. since June 2002; director of Belo Sun Mining since January 2020; director of Kimber Resources Inc. March 2007 – April 2013; director of Miramar Mining Corporation from June 2002 until December 2007 when the company was acquired by Newmont Mining Corporation; director of Reunion Gold Corp. since March 2004, director of Stornoway Diamond Corporation March 2003 – May 2019 and Director of Toachi Mining Corp August 2016 – September 2019.	Director since April 1, 2011	185,000 0.07%

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Name, Province/State and Country of Residence	Position with the Corporation	Principal Occupation During the Past Five Years	Period as Director and/or Officer	Number and Percentage of Common Shares Held(1)
Keith Allred Idaho, USA	Director (3) (5)	Executive Director at the National Institute for Civil Discourse from January 1, 2019 to the present. Partner at Cicero Group from 2012 to 2018. COO of Health Catalyst in 2011. Democratic nominee for Governor of Idaho in 2010. Founder and director of The Common Interest from 2005 to 2009; founder and facilitator of the Upper Blackfoot Confluence, a conservation partnership of three phosphate mining companies and two conservation groups. Professor at Harvard’s Kennedy School of Government from 1998 to 2005 and at Columbia from 1995 to 1998. Also taught an executive program at Oxford’s Said School of Business from 2003 to 2005.	Director since November 12, 2014	86,571 0.03%
Marcelo Kim, New York, USA	Director (4) (5)	Partner at Paulson & Co. Inc. since 2011; from 2009-2011, generalist analyst covering event arbitrage investment opportunities across broad sectors and capital structures. Chairman of International Tower Hill since December 2016.	Director since March 17, 2016	Nil
Javier Schiffrin New York, USA	Director (3) (4)	Senior Vice President at Paulson & Co., since 2016; from 2014 to 2016 Executive Director & Restructuring Specialist at Macquarie Capital and from 2003 to 2006 a Restructuring Attorney at Kirkland & Ellis.	Director since March 21, 2018	Nil
Brad Doores Ontario, Canada	Director (3) (4) (5)	Vice President & Assistant General Counsel of Barrick Gold Corporation from 1995-2012; Vice President & Deputy General Counsel of Barrick Gold Corporation from 2012-2014; Director of Sandspring Resources, Ltd. from 2010-2016; Director and Vice President & General Counsel of Energy Fuels Corporation and Energy Fuels Nuclear, Inc. from 1984-1995; Director & General Counsel of Golden shamrock Mines Limited from 1994-1995	Director since August 9, 2018	Nil
Jaimie Donovan Ontario, Canada	Director (3)	Since December 2018, head of Growth and Evaluations for Barrick in North America; from September 2016 to December 2018, Vice President of Evaluations at Barrick Gold; Principal and head of Evaluations at Waterton Global Resource Management from October 2012 to December 2013.	Director since January 31, 2019	Nil

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Name, Province/State and Country of Residence	Position with the Corporation	Principal Occupation During the Past Five Years	Period as Director and/or Officer	Number and Percentage of Common Shares Held(1)
Darren Morgans British Columbia, Canada	Chief Financial Officer	CFO of the Corporation since April 2011; CFO of Velocity Minerals Ltd since December 2019; prior to 2011, Corporate Secretary and Controller for Terrane Metals Corp. from July 2006 until March 2011.	Officer since April 13, 2011	70,000 0.03%
John Meyer Eagle, ID, USA	Vice President, Development	VP Development of the Corporation from January 1, 2013 to present; Development Manager from January 1, 2012 to December 31, 2012; prior to that Project Manager of the Kinross Gold Corporation Fruta del Norte (FDN) project from 2007 to December 2011.	Officer since January 1, 2013	175,000 0.06%

(1)	All common shares are held directly unless otherwise indicated herein. Of Mr. Quin’s total share holdings, 175,000 shares are held indirectly in his RRSP and 2,700 are held indirectly in his TFSA. All other common shares are held directly. Of Mr. Nixon’s total shareholdings, 175,600 are held in his RRSP.
(2)	Member of the Audit Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Environmental, Health and Safety Committee.
(5)	Member of the Compensation Committee.

As of the date of this AIF, directors and executive officers of the Corporation, as a group, will beneficially own, or exercise control or direction, directly or indirectly, over an aggregate of 1,938,974 common shares representing 0.71% of the outstanding common shares of the Corporation. Paulson, an insider of the Corporation, currently owns 9,664,520 common shares and outstanding Convertible Notes in the principal amount of C$82,102,500.13, representing 3.56% of the outstanding common shares of the Corporation, (44.43% on a partially diluted basis, assuming exercise of the Convertible Notes and 2020 Notes currently held by Paulson and 40.67%, assuming exercise of all Convertible Notes and all 2020 Notes). Javier Schiffrin and Marcelo Kim are Paulson’s nominees to the Board.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the Corporation's directors or executive officers is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

"Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant corporation access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

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Except as set out below, none of the Corporation's directors or executive officers or, to the Corporation's knowledge, any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Stephen Quin was a director of Mercator Minerals Ltd. (“Mercator”) when it filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) on August 26, 2014. Mr. Quin ceased to be a director on September 4, 2014. Pursuant to section 50.4(8) of the BIA, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the Official Receiver to lapse.

Mr. Nixon was a Director of Stornoway Diamond Corporation (Stornoway) until May 2019. Stornoway filed for protection under the Companies’ Creditors Arrangement Act (CCAA) on September 9, 2019. The CCAA process was concluded by order of the Superior Court of Quebec in November 2019 and Stornoway’s operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway’s restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act,

Conflicts of Interest

The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interests which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

To the best of the Corporation’s knowledge, there are no known existing or potential conflicts of interest among the Corporation, its directors or officers as a result of their outside business interests, except that certain of the directors and officers serve as directors and/or officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise. Of the Corporation’s eight directors, two are the nominee directors of Paulson & Co. Inc. and one is the nominee director of Barrick Gold Corporation (the “Nominee Directors”). Although the Nominee Directors may have been placed on the Corporation’s board of directors by their respective companies, the Nominee Directors must, in exercising their fiduciary duties, act in the best interests of the Corporation and not in the best interests of their nominator.

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The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. In accordance with the Business Corporations Act (British Columbia), such directors or officers will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

CERTAIN CORPORATE GOVERNANCE CONSIDERATIONS

The following disclosure is provided to augment the corporate governance disclosure pursuant to National Instrument NI 58-101 Disclosure of Corporate Governance Practices in the Corporation's most recently filed management information circular

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors. The Corporation believes that term limits are an arbitrary mechanism for removing directors and can result in highly qualified and experienced directors forced out solely based on the length of their service. The Corporation's Corporate Governance and Nominating Committee, however, reviews on at least an annual basis the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors, or other adjustments as appropriate. In addition, the composition of the Corporation’s board has changed considerably since inception, with only three directors having been with the Corporation since inception, thereby providing effective renewal of the board.

To ensure adequate renewal of the Board, the Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and the committees of the Board to determine whether changes in size, personnel or responsibilities are warranted or advisable. To assist in its review, the Board will conduct informal surveys of its directors, receive an annual report from the Corporate Governance and Nominating Committee on its assessment of the functioning of the Board, and reports from each committee respecting each committee's own effectiveness.

As part of its annual review, the Board assesses the skills of its Board members in a variety of areas critical to the effective oversight of the Corporation. These assessments with regard to skills ensure that the Board possesses the requisite expertise, experience, and operational and business insight for the effective stewardship of the Corporation, and a summary of the results are disclosed in the Corporation's most recently filed management information circular. As part of its assessment, the Board also considers, among other diversity factors, whether there are women on the Board and the committees.

The results of such assessments and surveys are reported to the Board and the Chairman, together with any recommendations from the Corporate Governance and Nominating Committee for improving the composition of the Board.

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The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the annual review processes performed by the Board and its committees; the professional experience, areas of expertise and personal character of members of the Board; the actual changes in board composition over the years, and the current needs and objectives of the Corporation.

Environmental, Social and Governance Policies

From its beginning, Midas Gold has made the environment, social responsibility and good governance (“ESG”) a priority and the foundation of everything it does and, in 2019, the Corporation adopted a formal ESG Policy which sets out the guiding principals that it and its subsidiaries follow with regards to environmental protection, social considerations and good governance. Through the approval of the ESG Policy and other corporate initiatives, the Corporation is demonstrating these commitments through its actions and reports on them regularly. Additional information regarding Midas Gold’s ESG initiatives can be found here https://midasgoldcorp.com/company/esg/

The Corporation maintains a written Code of Conduct and Ethical Values Policy (Code), which sets out standards of behaviour required by all employees in conducting the business and affairs of Midas Gold and its subsidiaries. Compliance with the Code is mandatory for all employees, officers and directors, and the full text may be viewed on the Corporation’s web site. Included within the Code is a requirement that all employees comply with all laws and governmental regulations applicable to the Corporation’s activities, including but not limited to, maintaining a safe and healthy work environment, promoting a workplace that is free from discrimination or harassment and conducting all activities in full compliance with all applicable environmental and securities laws.

Policies Regarding the Representation of Women on the Board

The Corporation adopted a Diversity Policy which sets forth the Corporation’s commitment and approach to achieving and maintaining diversity on its Board and in Executive Officer or Senior Management positions. In this Policy, diversity refers to all the characteristics that make individuals different from each other. It includes, but is not limited to, characteristics such as gender, geographical representation, education, skills and experience, ethnicity, age and personal circumstances.

The Corporate Governance and Nominating Committee has had considerable discussion regarding gender diversity and the benefits thereof and the Corporation is committed to gender diversity on the Board and the boards of directors of its subsidiaries, as well as at the senior levels of management. The Board ensures, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that, where possible, new appointments will advance the Corporation's commitment to diversity in a timely fashion.

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Consideration of the Representation of Women in the Director and Executive Officer Identification and Selection Process

Board and Executive Officer Appointments

In accordance with the Diversity Policy, the Board, with the assistance of the Corporate Governance and Nominating Committee or any other person who identifies or nominates Board members or Executive Officers for appointment, will, in the process of identifying and considering candidates for appointment/election to the Board or to Executive Officer positions:

•	review the Board skills & competencies assessments, developed and maintained to identify the skills and competencies required for the Board and to monitor how those requirements are currently satisfied, along with potential areas for growth and improvement;

•	review the current list of potential candidates, developed and maintained to the extent feasible to address the diversity objectives of the Diversity Policy;

•	consider candidates who are highly qualified based on their experience, professional expertise, personal skills, qualities and values;

•	consider diversity criteria defined in the Diversity Policy and specifically the level of representation of women on the Board, in Executive Officer and Senior Management positions, in order to promote gender diversity;

•	take into account that qualified candidates for Directors may be found in a broad range of organizations, including privately held businesses, profit and not-for profit associations, academic institutions and other entities in addition to the traditional candidate pool of corporate directors; and

•	engage, where appropriate, qualified independent executive search firms to conduct searches for candidates, to help achieve the Corporation’s diversity objectives in relation to the Board and Executive Officer positions.

Senior Management Appointments

In accordance with the Diversity Policy, the Chief Executive Officer of Midas Gold, with the assistance of the Chief Executive Officer of MGII, will, when identifying and considering the selection of candidates for appointment/promotion to Senior Management positions:

•	consider candidates who are highly qualified based on their experience, professional expertise, personal skills, qualities and values;

•	consider diversity criteria defined in this Policy and specifically the level of representation of women in Senior Management positions, in order to promote gender diversity;

•	take into account that qualified candidates may be found in a broad range of organizations, including privately held businesses, profit and not-for profit associations, academic institutions and other entities in addition to the traditional candidate pool of corporate senior managers;

•	engage, where appropriate, qualified independent executive search firms to conduct searches for candidates, to help achieve the Corporation’s diversity objectives in relation to Senior Management positions.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not, at this time, established fixed targets in relation to any specific diversity characteristics, however, it aspires towards meaningful progress being achieved in future with respect to the number of women on the Board and in Executive Officer or Senior Management positions.

The Corporation believes that adopting such targets may unduly restrict its ability to nominate, select, hire or promote the best candidate for the position in question, however, the Corporation remains committed to an inclusive and diverse Board and workplace. The Corporation intends to continue to include gender and other diversity measures as among the factors that are considered when nominating directors and hiring executive officers.

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Number of Women on the Board and in Executive Officer Positions

Of the Corporation's current Board of eight directors, there is one female director. The Board of MGII, the Corporation’s wholly-owned operating subsidiary, consists of seven directors, three of which are female.

Laurel Sayer is the President & CEO of MGII, Mckinsey Lyon is the VP of External Affairs for MGII and Liz Monger is Manager, Investor Relations and Corporate Secretary of Midas Gold Corp.

AUDIT COMMITTEE INFORMATION

The following is the text of the Corporation’s Audit Committee Mandate:

“Audit Committee Mandate

A.	PURPOSE

The overall purpose of the Audit Committee (the “Committee”) of Midas Gold Corp. (the “Corporation”) is assist the board of directors (the “Board”) of the Corporation in fulfilling its oversight responsibilities for:

1.	the integrity, quality and transparency of the Corporation’s financial statements;

2.	the Corporation’s internal control over financial reporting;

3.	the Corporation’s compliance with legal and regulatory requirements which relate to financial reporting;

4.	the appointment (subject to shareholder ratification) of the Corporation’s external auditor and approval of its compensation as well as responsibility for its independence, qualifications and performance of all audit and audit related work; and

5.	such other duties as assigned to it from time to time by the Board.

The function of the Committee is oversight. The members of the Committee are not full-time employees of the Corporation. The Corporation’s management is responsible for the preparation of the Corporation’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Corporation’s external auditor is responsible for the audit and quarterly review, when applicable, of the Corporation’s financial statements in accordance with applicable auditing standards and laws and regulations.

In carrying out its oversight role, the Committee and the Board recognize that the Corporation’s management is responsible for:

1.	implementing and maintaining suitable internal controls and disclosure controls;

2.	the preparation, presentation and integrity of the Corporation’s financial statements; and,

3.	the appropriateness of the accounting principles and reporting policies that are used by the Corporation.

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B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board. The Board will appoint members to the Committee and the Committee will elect a Committee Chair from among the Committee’s membership.

2.	The Board will ensure that the Chair of the Committee and its members are independent and financially literate, as defined in National Instrument 52-110 (“NI 52-110”).

3.	The Committee will meet at least four times a year. The Chair of the Committee has the authority to convene additional meetings, as circumstances warrant. The Committee will invite members of management, the auditor or others to attend meetings and provide pertinent information, as necessary. The Committee will hold private meetings with each of the external auditor, and senior management. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.

4.	No business shall be transacted by the Committee, except at a meeting where a majority of the members are present, either in person or by teleconference or video conference.

5.	The Committee may:

a.	engage outside legal, audit or other counsel and/or advisors at the Corporation’s expense, without the prior approval of the directors of the Corporation;

b.	set and pay the compensation of any advisors employed by the Committee;

c.	review any corporate counsel’s reports of evidence of a material violation of security laws or breaches of fiduciary duty;

d.	seek any information it requires from employees – all of whom are directed to cooperate with the Committee’s request – or external party; and

e.	meet and/or communicate directly with the Corporation’s officers, the external auditor or outside counsel, as necessary.

6.	The Committee’s business will be recorded in minutes of the Committee meetings, which shall be submitted to the Board. The Committee Secretary will normally be the Corporate Secretary.

C.	ROLES AND RESPONSIBILITIES

The Committee will carry out the following duties and responsibilities:

1.	Financial Statements and Related Disclosure Documents

The duties and responsibilities of the Committee as they relate to the financial statements and related disclosure documents are to:

(a)	review and discuss with management and the external auditor, when the external auditor is engaged to perform an interim review, the interim and annual consolidated financial statements and the related disclosures contained in Management’s Discussion and Analysis and recommend these documents to the Board for approval, prior to the public disclosure of this information by the Corporation. Such discussion shall include:

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I.	the external auditor’s judgment about the quality, not just the acceptability, of accounting principles applied by the Corporation;

II.	the reasonableness of any significant judgments made;

III.	the clarity and completeness of the financial statement disclosure;

IV.	any accounting adjustments that were noted or proposed by the external auditor but were not made (whether immaterial or otherwise); and

V.	any communication between the audit team and their national office relating to accounting or auditing issues encountered during their work.

(b)	review and recommend approval to the Board of the following financial sections of:

I.	annual Report to shareholders;

II.	Annual Information Form

III.	prospectuses;

IV.	annual and interim press release disclosing financial results, when applicable; and,

V.	other financial reports requiring approval by the Board.

(c)	review disclosures related to any insider and related party transactions.

2.	Internal Controls

The duties and responsibilities of the Committee as they relate to internal and disclosure controls as well as financial risks of the Corporation are to:

a)	periodically review and assess with management and the external auditor the adequacy and effectiveness of the Corporation’s systems of internal control over financial reporting and disclosure, including policies, procedures and systems to assess, monitor and manage the Corporation’s assets, liabilities and expenses. In addition, the Committee will review and discuss the appropriateness and timeliness of the disposition of any recommendations for improvements in internal control over financial reporting and disclosure procedures;

b)	obtain and review reports of the external auditor on significant findings and recommendations on the Corporation’s internal controls, together with management’s responses; and,

c)	periodically discuss with management, the Corporation’s policies regarding financial risk assessment and financial risk management, including an annual review of insurance coverage. While it is the responsibility of management to assess and manage the Corporation’s exposure to financial risk, the Committee will discuss and review guidelines and policies that govern the process. The discussion may include the Corporation’s financial risk exposures and the steps management has taken to monitor and control such exposures, including hedging, foreign exchange, internal controls, and cash and short-term investments.

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3.	External Auditor

The duties and responsibilities of the Committee as they relate to the external auditor of the Corporation shall be to:

a)	receive reports directly from and oversee the external auditor;

b)	discuss with representatives of the external auditor the plans for their quarterly reviews, when applicable, and annual audit, including the adequacy of staff and their proposed fees and expenses. The Committee will have separate discussions with the external auditor, without management present, on:

(i)	the results of their annual audit and applicable quarterly reviews;

(ii)	any difficulties encountered in the course of their work, including restrictions on the scope of activities or access to information;

(iii)	management’s response to audit issues and, when applicable, quarterly review issues; and,

(iv)	any disagreements with management.

c)	pre-approve all audit and allowable non-audit fees and services to be provided by the external auditor in accordance with securities laws and regulations. The Committee will pre-approve all audit and non-audit services to be provided by the external auditor in advance of work being started on such services. The Committee Chair may approve proposed audit and non-audit services between Committee meetings and will bring any such approvals to the attention of the Committee at its next meeting;

d)	recommend to the Board that it recommend to the shareholders of the Corporation the appointment and termination of the external auditor;

e)	receive reports in respect of quarterly reviews, when applicable, and audit work of the external auditor and, where applicable, oversee the resolution of any disagreements between management and the external auditor;

f)	ensure that at all times there are direct communication channels between the Committee and the external auditor of the Corporation to discuss and review specific issues, as appropriate;

g)	meet separately, on a regular basis, with management and the external auditor to discuss any issues or concerns warranting Committee attention. As part of this process, the Committee shall provide sufficient opportunity for the external auditor to meet privately with the Committee;

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h)	at least annually, assess the external auditor’s independence and receive a letter each year from the external auditor confirming its continued independence;

i)	allow the external auditor of the Corporation to attend and be heard at any meeting of the Committee;

j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the external auditor to ensure compliance with NI 52-110;

k)	review and report quarterly to the Board on the Company’s compliance with the Anti-Bribery/Anti-Corruption Policy;

l)	at least annually, evaluate the external auditor’s qualifications, performance and independence and report the results of such review to the Board; and

4.	Whistleblower

The duties and responsibilities of the Committee as they relate to the Whistleblower Policy of the Corporation shall be to:

(a)	establish and review procedures established with respect to employees and third parties for:

(i)	the receipt, retention and treatment of complaints received by the Corporation, confidentially and anonymously, regarding accounting, financial reporting and disclosure controls and procedures, or auditing matters; and

(ii)	dealing with the reporting, handling and taking of remedial action with respect to alleged violations of accounting, financial reporting and disclosure controls and procedures, or auditing matters, as well as certain other alleged illegal or unethical behaviour, in accordance with the Corporation’s related policy and procedures.

5.	Compliance

The duties and responsibilities of the Committee as they relate to the Corporation’s Compliance are to:

(a)	review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer regarding compliance with their certification obligations as required by the regulators;

(b)	review the Corporation’s Chief Executive Officer and Chief Financial Officer’s quarterly and annual assessments of the design and operating effectiveness of the Corporation’s disclosure controls and procedures and internal control over financial reporting, respectively;

(c)	review the findings of any examination by regulatory agencies, and any auditor observations; and

(d)	receive reports, if any, from management and corporate legal counsel of evidence of material violation of securities laws or breaches of fiduciary duty.

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6.	Reporting Responsibilities

It is the duty and responsibility of the Committee to:

(a)	regularly report to the Board on Committee activities, issues and related recommendations; and,

(b)	report annually to the shareholders, describing the Committee’s composition, responsibilities and how they are discharged, and any other information required by legislation.

7.	Other Responsibilities

Other responsibilities of the Committee are to:

(a)	perform any other related activities as requested by the Board;

(b)	review and assess the adequacy of the Committee mandate annually, requesting Board approval for proposed changes; and

(c)	institute and oversee special investigations, as needed.”

Composition of the Audit Committee

The following individuals are the members of the Audit Committee:

Donald Young	Independent(1)	Financially literate(1)
Peter Nixon	Independent(1)	Financially literate(1)
Keith Allred	Independent(1)	Financially literate(1)

(1)       As defined by NI 52-110.

Audit Committee Member Education and Experience

Donald Young, FCPA, FCA is a retired KPMG audit partner. For a number of years, he also worked as a KPMG management consulting partner focused on operational and organization reviews, governance, and control/risk management. Before joining KPMG, he worked for Placer Development Ltd. (now Barrick Gold Corporation). He currently serves on the board of Dundee Precious Metals Inc. He has served on the boards of other publicly listed mining companies and served on the governing boards of not-for-profit organizations, including Science World British Columbia, British Columbia Safety Authority and the Canadian Institute of Chartered Accountants. Mr. Young is a Fellow and past President of the British Columbia Chartered Accountants and is a member of the Institute of Corporate Directors.

A graduate of McGill University, Mr. Nixon spent more than three decades in the investment industry specializing in the Natural Resources sectors, as part of the Research and Institutional Sales teams. A founding partner of Goepel Shields and Partners, he was President of that firm's subsidiary in the United States. He is a member of the Institute of Corporate Directors and has completed the Financial Literacy for Directors Program at the Rotman School of Business and currently sits on the audit committees of two other publicly traded mining companies

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Mr. Allred is the Executive Director of the National Institute for Civil Discourse.  He was a senior partner at the Cicero Group, a 250-person strategy consulting firm ranked 12th best boutique consulting firm in the world by Vault.com.  He led major engagements advising companies ranging from $3 billion to $140 billion in revenue, including cost cutting initiatives and post merger integrations.  Prior to Cicero, he served as COO of Health Catalyst where his leadership was key to attracting a significant investment by Sequoia Capital.   Mr. Allred has also served as a professor at Harvard's Kennedy School of Government and at Columbia University, in addition to teaching executive programs at Oxford’s Said School of Business.  He holds a PhD in from UCLA’s Anderson School of Management and BA from Stanford University.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

All non-audit services must be pre-approved by the Committee, or if a request is made between Committee meetings, the Committee Chair may pre-approve a request for non-audit services, but the Chair must advise other Committee members of such pre-approval no later than the next regularly scheduled Committee meeting. In no event can the external auditor undertake non-audit services prohibited by legislation or professional standards.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditor, Deloitte LLP, Chartered Professional Accountants, in the year ended December 31, 2019 and December 31, 2018 for audit service fees were as follows:

Fiscal Period Ended	Audit Fees(1)		Audit Related Fees (2)	Tax Fees	All Other Fees
December 31, 2019		$105,000	$55,000	Nil	Nil
December 31, 2018	C$	53,500	Nil	Nil	Nil

(1) Audit Fees relate to the audit of the Corporation’s annual Financial Statements and the review of the Corporation’s interim Financial Statements.

(2) Audit Related Fees relate to services performed by the auditor in their review of documents that include or refer to their independent auditor’s report.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors, executive officers and principal shareholders of the Corporation or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Corporation has participated within the three most recently completed financial periods prior to the date of this AIF or in the current financial year, and do not have any material interest in any proposed transaction, which has materially affected or is reasonably expected to materially affect the Corporation, except as set out elsewhere in this AIF and immediately below.

Certain directors and/or officers of the Corporation have subscribed for common shares of the Corporation pursuant to the public and private placement financings of the Corporation. In addition, certain directors and/or officers of the Corporation have been granted stock options under the Corporation's Stock Option Plan.

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TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares of the Corporation is Computershare Investor Services Inc. at its principal office located at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Corporation that are still in effect:

1.	Royalty agreement with Franco-Nevada Idaho Corporation dated as of May 9, 2013;

2.	Share subscription agreement with Teck Resources Limited dated July 7, 2013;

3.	Trust Indenture among Idaho Gold Resources Company, LLC (“Idaho Gold”), the Corporation, and Computershare Trust Company of Canada dated March 17, 2016;

4.	Investor Rights Agreement among the Corporation, Idaho Gold and Paulson dated March 17, 2016, as amended May 9, 2018 and March 17, 2020;

5.	Guarantee Indenture among the Corporation, Idaho Gold and Computershare Trust Company of Canada dated March 17, 2016;

6.	Supplemental Trust Indenture #1 among Idaho Gold, the Corporation, and Computershare Trust Company of Canada dated April 4, 2016;

7.	Investor Rights Agreement between the Corporation and Barrick dated May 16, 2018, as amended;

8.	Trust Indenture among Idaho Gold, the Corporation, and Computershare Trust Company of Canada dated March 17, 2020; and

9.	Guarantee Indenture among the Corporation, Idaho Gold and Computershare Trust Company of Canada dated March 17, 2020.

See "Three-year History and Significant Acquisitions" for further details on each of the material contracts.

Copies of all material contracts or summaries thereof in Material Change Reports are available on SEDAR at www.sedar.com under the Corporation’s profile.

INTERESTS OF EXPERTS

Names of Experts

The following persons or companies whose profession or business gives authority to a statement made by the person or company are named in the AIF as having prepared or certified a part of that document or a report of valuation described in the AIF:

1.	Conrad E. Huss, P.E. of M3 Engineering & Technology Corp., Garth D. Kirkham, P.Geo., Christopher J. Martin, C.Eng., John M. Marek, P.E., Allen R. Anderson, P.E., Richard C. Kinder, P.E., Peter E. Kowalewski, P.E., all of whom are Qualified Persons, were the authors responsible for the preparation of the PFS Technical Report;

2.	Garth Kirkham, P.Geo., of Kirkham Geosystems Ltd. is the Qualified Person responsible for the February 2018 Yellow Pine and Hangar Flats mineral resource estimates;

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3.	Bart Stryhas, C.P.G. and former Chief Geologist of the Stibnite Mine (part of the West End deposit), is the Qualified Person responsible for the February 2018 West End mineral resource estimate and West End geologic model; and

4.	The audited financial statements of the Corporation for the years ended December 31, 2019, 2018 and 2017 have been subject to audit by Deloitte LLP, Chartered Professional Accountants.

Interests of Experts

Based on information provided by the relevant persons in item 1 above, to the knowledge of the Corporation none of such persons has held, or received or will receive, any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of the Corporation's associates or affiliates (based on information provided to the Corporation by such experts) or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

Deloitte LLP, Chartered Professional Accountants, as auditor of the Corporation, has confirmed that they are independent with respect to the Corporation within the meaning of the Code (of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com, as well as at the Corporation’s web site at www.midasgoldcorp.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, and securities authorized for issuance under equity compensation plans, is contained in the Corporation's information circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Corporation's consolidated financial statements and management's discussion and analysis for its most recently completed financial year, being the year ended December 31, 2019.

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